

Warrantech

2005

Annual Report

Dear Fellow Stockholders:

You are cordially invited to attend the 2005 annual meeting of stockholders of Warrantech Corporation which will be held at the offices of Tannenbaum Helpern Syracuse & Hirschtritt LLP, located at 900 Third Ave., New York, New York, 10022, on the 13th floor at 11:00 a.m. local time on Tuesday, October 11, 2005.

Many of the problems that had plagued the Company for far too long, problems such as senseless litigation, SEC regulatory changes, new accounting methodologies, and the company's voluntary payment of claims following the liquidation of Reliance Insurance Company, were resolved or substantially reduced this year. This gave Warrantech the opportunity to make significant changes and chart a new strategic course. The past is now truly behind us and we can set our sights on a bright and promising future.

Warrantech has been and is the leading independent provider of extended warranty and service contract programs in the Western Hemisphere. Since its inception in 1983, Warrantech has aggressively met the challenges of an ever-changing market. This year has been no exception. Everyone in the Warrantech family has worked extremely hard and it shows. We believe 2005 will be the turning point that will reflect the success we have planned for – today and tomorrow.

Performance at the Company's largest division, Warrantech Automotive, was impacted this past year when it was the first administrator to pass along to its dealers a much needed premium increase that brought rates into line with current loss experience and market demands. Now with the rest of the industry following suit, we believe Warrantech Automotive will be able to regain its momentum by continuing its stellar service, expanding relationships with its existing customers, and exploring both new markets and new product offerings. In addition, we've established strategic partnerships that should help drive growth at an accelerating pace. Some of these partners include: Square Trade, an E-Bay quality control company for used car transactions; Banker's Integration Group (BIG FNI), a technology company that provides independent auto dealers with funding sources; and, Pep Boys, a national chain of automotive parts and repair operations. These relationships enable the automotive division to expand outside of our traditional automotive client base and penetrate new business segments within the used car market.

Sales from our consumer product division continue to grow. Last year, sales increased 12 percent. This is a reflection of our ability to develop innovative ways to service our clients. Today we offer a wide range of coverage on all of the most popular consumer products in the market. Our web-based platform – *WCPS Online* – gives retailers and manufacturers another tool to expedite warranty administration and drive their costs down. For the first time since September 11th 2001, when the Company decided to step up and pay claims on behalf of Reliance Insurance Company after it was placed in liquidation, we have made a significant investment expanding our management base. Dave Workman, former CEO of Ultimate Electronics who joined our staff in June as our senior vice president of marketing and Everett Cole, a sales expert that comes to us from Panasonic and is in charge of new business development are expected to make a significant contribution to the growth of WCPS.

The Company's direct marketing division – Warrantech Direct – is the driving force for incremental revenue for all its clients. Just imagine the ability to deliver more than 600,000 pieces of direct mail every month, not to mention the ability to make one million sales calls to targeted prospects. During fiscal 2005, Warrantech Direct grew 9 percent, in part as a result of a new focus on automotive programs which began in November 2004.

Our entry into the home warranty market was launched when Evan Rothman was brought aboard to lead Warrantech Home Service Company (WHSC) in late March 2004. As president of our newest line of business, Evan and his team have developed an exciting new proprietary product – the Warrantech Advantage Home Warranty Program. Warrantech Advantage provides the nation's most comprehensive warranty coverage for an annual fee starting at $350. Since our launch began in 2004, demand for this popular new home warranty program has grown rapidly. We have expanded into 10 states and have close to 5,000 agents in 300 real estate offices marketing warranties to home buyers and sellers.

Warrantech International continues to successfully develop new products for distribution channels throughout the Latin American market. Our strategic plan has yielded steady growth during fiscal 2005, but the future calls for more aggressive growth and market penetration. Our hard work is paying off. Fiscal 2006 is shaping up to be an especially strong year for international business development. Our Peruvian insurance partner, La Positiva, recently renewed their administration agreement for an additional five years, and we've signed several new accounts in both Peru and Chile. To ensure that our plans will be fulfilled, we have added several key personnel including a new country manager in Puerto Rico to help implement our strategy including our anticipated marketing of our own branded automotive product in Puerto Rico later this year.

Warrantech's improving operational cash flow and its growing business segments have Warrantech well-positioned for the future. As always, I am committed to opening new doors and new markets in our quest to achieve ever higher levels of growth. At this time I'd like to thank our team of dedicated executives and managers, loyal employees, sales agents and customers for their support.

I also wish to thank you, our stockholders, for your support.

Sincerely,



Joel San Antonio
Chairman and Chief Executive Officer
August 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
for the transition period from _______ to _______

Commission File No. 0-13084




SEC MAIL PROCESSING
WASH. D.C.
192
SECTION

WARRANTECH®
Protecting Your Future
WARRANTECH CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	13-3178732
(State or other jurisdiction of incorporation or organization	(IRS Employer Identification No.)
2200 Highway 121, Suite 100 Bedford, Texas	76021
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (800) 544-9510
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.007 par value	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.007 par value

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes xNo

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K .

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of September 30, 2004, based upon the closing price of the registrant's common stock on September 30, 2004, was $10,933,059 (For purposes of calculating the preceding amount only, all directors and executive officers of the registrant are assumed to be affiliates.)

The number of shares outstanding of the registrant's common stock as of May 31, 2005 was 15,452,008.

Documents Incorporated By Reference

Part III – Portions of the registrant's proxy statement for its 2005 Annual Meeting of Shareholders, are incorporated by reference into Part III of this report.

WARRANTECH CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

PART I

Item 1. Business

General

Warrantech Corporation, a Nevada corporation, and its subsidiaries (collectively, "Warrantech" or the "Company") maintains executive offices and operating facilities at 2200 Highway 121 Suite 100 Bedford, Texas 76021, where the telephone number is (800) 544-9510. Prior to February 28, 2005 and since its inception, the Company had been incorporated in Delaware.

Warrantech, through its wholly owned subsidiaries, designs, develops, markets and acts as a third party administrator for programs ("Programs") for service contracts, limited warranties and replacement plans (collectively, "Plans"). The Company provides these services to a variety of clients in selected industries. On a Program by Program basis in the Automotive and Consumer Products segments, the Company contracts with highly rated independent insurance companies or risk retention groups to provide coverage for the Plans to be sold or issued under the Programs. This coverage obligates the insurer to pay the cost of repairs or replacements of the products covered by the Plans. In the Home segment, the Company is self insured.

Plans issued under the Company's Programs provide consumers with expanded and/or extended product breakdown coverage for a specified period of time (and/or mileage in the case of automobiles and recreational vehicles), similar to that provided by manufacturers under the terms of their product warranties. Coverage generally provides for the repair or replacement of the product, or a component thereof, in the event of its failure. The Company's Programs provide clients with the opportunity for increased revenue and income without incurring the costs and responsibilities of operating their own programs.

The Plans for the Automotive and Consumer Products segments generally have terms extending up to one hundred twenty (120) months or, in the case of mileage based Plans, up to one hundred fifty thousand (150,000) miles. All repairs and/or replacements required under the Plans are performed by independent third party repair facilities or dealers. The cost of any repair or replacement under these plans is generally paid by the insurance company. Notwithstanding the forgoing, however, certain Plans were insured by Reliance Insurance Company ("Reliance") which was placed in liquidation in 2002. For a more detailed discussion of claims handling under Plans insured by Reliance, see "Management's Discussion and Analysis-Insurer in Liquidation" below. Plans for the Home segment are generally for twelve months. The cost of any repair or replacement for plans in the Home segment is paid for by the Company. For a more detailed discussion of the responsibilities of obligors and insurers under the Plans, see "Contract Obligors" and "Insurance" below.

Essential to the Company's success is its ability to capture, maintain, track and analyze all relevant information regarding its Plans. The Company has internally developed, and continues to develop and operate proprietary computer software that allows it to maintain millions of Plans. The software includes custom designed relational databases with interactive capabilities. The Company's computer systems provide ample capacity and processing speed for its current and future requirements. Additionally, Warrantech's web-enabled applications such as VSCOnline® and WCPSOnline® facilitate information exchange with outside businesses such as clients and service centers via the Internet. These applications optimize the data acquisition, service processing and claims processing functions. The software programs also allow for the analysis of current and historical statistical data which the Company uses to monitor its Programs and support future growth.

The Company operates in three major business segments: Automotive, Consumer Products and International, each of which is discussed below.

Warrantech Automotive Segment

The Company's Automotive segment designs, develops, markets and acts as a third party administrator for vehicle service contract ("VSC") Programs and other related automotive after-sale products, all of which enhance the dealer's profitability from the sale of automobiles, light trucks, recreational vehicles, personal watercraft and automotive components. These products are sold principally by franchised and independent automobile dealers, leasing companies, repair facilities, retail stores, financial institutions and other specialty marketers.

As a result of the Company's leadership in the use of advanced technology for processing and adjudicating of claims, Warrantech has also become a supplier of choice for several Insurance Companies for their claims runoff projects and for providing administrative services to the provider companies of automotive products. VSCOnline, a complete front-end business rating and processing system, teams with VSC Claims Online to make available a totally paperless environment for all of Warrantech Automotive's clients.

Warrantech Automotive utilizes the services of approximately one hundred fifty (150) independent sales representatives to call on clients to solicit their use of the VSC Programs. At this time, VSC's are being sold in forty-nine (49) states

The VSC is a contract between the dealer/lessor or third party obligor (except in California and Florida, where the contract is between Warrantech Automotive and the vehicle purchaser/lessee) and the vehicle purchaser/lessee that offers coverage for a term extending up to one hundred twenty (120) months or, in the case of mileage based VSC's, up to one hundred fifty thousand (150,000) miles. Coverage is available in the event of the failure of a broad range of mechanical components occurring during the term of the VSC, other than failures covered by a manufacturer's warranty.

Although each VSC sold or issued under a Program designates an obligor that is legally responsible for the cost of valid repairs or replacements made thereunder, those liabilities are fully insured by an independent insurance company that is ultimately responsible for such costs. Currently, Great American Insurance Company ("GAIC") is the primary insurer of Warrantech Automotive's VSC Programs. On reinsurance Programs offered to automobile dealerships and other specialty marketers, the Company *has an agreement with Heritage Warranty Insurance Risk Retention Group, Inc. ("Heritage") and an agreement with Automotive Underwritwers Insurance Company, Inc., a Risk Retention Group ("AUIC").* During the immediately preceding five-year period, a portion of the Warrantech VSC Programs were insured by either Reliance (see "Management's Discussion and Analysis - Insurer in Liquidation" below), the New Hampshire Insurance Company or other American International Group, Inc. companies

In 2005, 2004 and 2003 the Automotive segment received $0, $7.6 million and $9.7 million, respectively in gross revenues from one significant client, which accounted for 0%, 7% and 9% of the Automotive segment's total gross revenues, respectively. Additionally, in 2005, 2004 and 2003 the Automotive segment received from a second client, gross revenues of $5.8 million, $12.1 million and $13.6 million, respectively, which accounted for 8%, 12% and 13% of the Automotive segment's total gross revenues. Additionally, in 2005, 2004 and 2003 the Automotive segment received from a third client, gross revenues of $7.1 million, $9.6 million and $8.8 million, respectively, which accounted for 10%, 9% and 8% of the Automotive segment's total gross revenues. Additionally, in 2005, 2004 and 2003 the Automotive segment received from a fourth client, gross revenues of $7.1 million, $0 and $0, respectively, which accounted for 10%, 0% and 0% of the Automotive segment's total gross revenues.

Warrantech Consumer Products Segment

The Company's Consumer Products segment develops, markets and administers extended warranties and product replacement plans on household appliances, consumer electronics, televisions, computers and home office equipment, which are sold principally through retailers, distributors, manufacturers, utility companies, financial institutions and other specialty marketers. Warrantech also markets these warranties and plans directly to the ultimate consumer on behalf of the retailer/dealer and/or the manufacturer through telemarketing and direct mail campaigns. It also offers call center and technical computer services. The extended warranties and product replacement plans administered by Warrantech Consumer

Products are service contracts between the purchaser and the retailer/dealer and/or the insurance company that typically offers coverage ranging from twelve (12) to sixty (60) months.

The Consumer Products segment also develops, markets and administers service contract programs in the United States and Canada covering mechanical breakdowns of the working systems and components in homes. These programs protect homeowners against the cost of repairs in case of a breakdown of one or more of the major home systems including heating and air conditioning, plumbing, electrical and built-in appliances.

The programs marketed and administered by Warrantech Consumer Products require that the selling dealer, distributor or manufacturer enter into an agreement outlining the duties of each party. Those duties specifically assumed by Warrantech Consumer Products include the development and distribution of marketing materials, sales and motivational training, processing of service contracts, operating a call center and the adjustment and payment of claims. It has also entered into service center agreements with independent third party, authorized repair facilities located throughout the United States and Canada. These service center agreements bind the amount of reimbursement the repair facility will receive for performance on a repair claim.

Effective February 12, 2000, the Company entered into an agreement with GAIC pursuant to which GAIC insures any new service contracts issued in North America or Puerto Rico. Insurance for service contracts issued between August 1, 1997 until February 12, 2000 are covered by Cigna Insurance Company. On September 1, 2004, the Company began offering one-year extended home product warranties which will not be insured by third party insurance companies, but will be obligations solely of the Company.

In 2005, 2004 and 2003 the Consumer Products segment received $4.1 million, $5.8 million and $4.5 million, respectively, in gross revenues from a significant client which accounted for 9%, 15% and 13% of the segment's gross revenues, respectively. Additionally, in 2005, 2004 and 2003 the Consumer Products segment received from a second client, gross revenues of $14.3 million, $15.3 million and $13.8 million, respectively, which accounted for 32%, 39% and 41% of the Consumer Products segment's total gross revenues, respectively. Finally, in 2005, 2004 and 2003 the Consumer Products segment received from a third client, gross revenues of $9.5 million, $11.2 million and $9.4 million, respectively, which accounted for 21%, 29% and 28% of the Consumer Products segment's total gross revenues. The Company has extended its contracts with two of its significant clients through 2006. On January 11, 2005, the other significant client for the Consumer Products segment filed a voluntary petition for reorganization under the Chapter 11 Bankruptcy Code. Subsequently in April 2005 it announced it sold the assets of 32 of its locations to a third party and would be liquidating its assets from its remaining 30 stores. The third party is continuing its relationship with the Company and has until August 2005 to decide whether it will assume the contract from the predecessor company or enter into a new agreement with the Company.

Warrantech International Segment

Warrantech International designs, develops, markets and acts as a third party administrator for many of the same Programs and services outside the United States that Warrantech Automotive and Warrantech Consumer Products market and administer in the United States and Canada.

Warrantech International conducts its efforts on a direct basis and has developed relationships with retailers and distributors throughout the Caribbean, Central America and South America. It is currently doing business in Puerto Rico, Guatemala, El Salvador, Chile and Peru. The Company believes its expansion in Latin American markets will be facilitated by its strategic alliance with Atento, a multi-national call center owned by Spain's Grupo Telefonica, which should allow Warrantech International to readily enter markets in Latin America where Atento has existing call center operations. It is actively pursuing leads in other Latin American markets.

The Programs administered by Warrantech International consist of Plans between the purchaser and the retailer/dealer or the insurance company and typically offer coverage similar to that offered by Warrantech Automotive and Warrantech Consumer Products. Coverage is available in the event of the failure of a broad range of mechanical components occurring during the term of the Plan, other than failures covered by a manufacturer's warranty.

Warrantech International has fewer direct competitors in Central and South America than the Company's other segments face in the United States and Canada. Its competitive position is also enhanced by experienced local management, flexibility, prompt reaction to client needs and strategic alliances such as the one with Atento described above.

Although a Plan sold or issued under a Program may designate an obligor, other than the applicable insurance company, that is legally responsible for the cost of valid repairs or replacements made thereunder, those liabilities, are fully insured by an independent insurance company that is ultimately responsible for such costs. Insurance coverage has been and/or continues to be provided by Cruz del Sur in Chile, La Positiva in Peru, Universal Insurance Company and GAIC in Puerto Rico and GAIC in Guatemala and El Salvador. Effective September 2003, as a result of terminating its relationship with Universal Insurance Company, the Company suspended its Automotive program in Puerto Rico. The Company is in the process initiating a new automotive warranty plan in Puerto Rico. On June 30, 2004, the Company terminated its policy with Cruz del Sur, its primary insurance carrier in Chile, effective December 31, 2004. To arrange for continuity of coverage, the Company has been issued a policy with ING Seguros Generales S.A., effective with contracts written January 1, 2005.

In 2005, 2004 and 2003 the International segment received $2.9 million, $1.5 million and $0.7 million, respectively, in gross revenues from one significant client, which accounted for 38%, 19% and 14% of the International segment's total gross revenues, respectively. Additionally, in 2005, 2004 and 2003 the International segment received from a second client, that did not renew its agreement with the Company during fiscal 2005, gross revenues of $1.7 million, $1.9 million and $1.4 million, respectively, which accounted for 22%, 25% and 27% of the segment's gross revenues, respectively. Finally, in 2005, 2004 and 2003 the International segment received from a third client, that did not renew its agreement with the Company during fiscal 2004, gross revenues of $0, $1.0 million and $1.5 million, respectively, which accounted for 0%, 12% and 28% of the International segment's total gross revenues.

Sales and Marketing

Each business segment is responsible for its own sales and marketing activities. These activities are managed by the segment's own personnel. In certain circumstances, the business segments have entered into marketing agreements with independent organizations that solicit clients at their own expense, and receive a commission on all Plans sold by such clients.

The Warrantech business segments endeavor to improve Program performance through participation in cooperative marketing programs that may be jointly funded by Warrantech and the client or independent sales representatives.

Training and motivational programs are an important form of the specialized assistance provided by the Company to increase the effectiveness and profitability of Program sales efforts. The Company also develops informational and promotional materials and conducts informational meetings either at the client's place of business or an offsite facility with the goal of improving Program effectiveness. The Company also uses its modern training facility, located at its Bedford, Texas corporate offices, to provide a variety of training and educational programs to its internal personnel, thereby increasing their effectiveness and efficiency.

Warrantech also markets directly to the ultimate consumer on behalf of the retailer and for manufacturer's programs through telemarketing and direct mail campaigns. These direct marketing campaigns generate sales through renewals of expiring Plans and initiating sales to customers who did not buy a Plan at the time of product purchase.

Significant Customers

During the fiscal year ended March 31, 2005, the Company had one customer which accounted for more than 10% of the Company's consolidated gross revenues. In 2005, 2004 and 2003 gross revenues from this significant customer were $14.3 million, $15.3 million and $13.8 million, respectively, which accounted for 10%, 11% and 9% of the Company's total gross revenues, respectively. On January 11, 2005, this significant customer filed a voluntary petition for reorganization under the Chapter 11 Bankruptcy Code. Subsequently in April 2005 it announced it sold the assets of 32 of its locations to a third party and would be liquidating its assets from its remaining 30 stores. The third party is continuing its relationship with the Company and has until August 2005 to decide whether it will assume the contract from the predecessor company or enter into a new agreement with the Company.

Competition

Although accurate information on private companies is difficult to obtain, the Company believes it is among the ten (10) largest independent third party administrators in the United States. All of the Company's business segments compete with subsidiaries and/or divisions of major financial institutions and insurance companies such as Aon and American International Group. The segments also compete against programs offered by product manufacturers. This is particularly true for the Automotive segment which competes against VSC programs offered by major manufacturers such as General Motors, Ford and Chrysler. The Company acknowledges that a number of these competitors have significantly more employees, greater financial resources and more immediate name recognition than the Company. It believes, however, that its broad client base and the competitive strengths and advantages described above have allowed it to compete effectively and will enable it to grow its business in the future.

Contract Obligors

Each Plan contains the name of a designated obligor that is legally responsible for the cost of any valid claim submitted under the Plan. The Company, however, arranges for an independent insurance company to issue a policy on behalf of the named obligor that covers all of the obligor's liabilities under the Plan for the Automotive and Consumer Products segments. As a result, the insurance company is then ultimately responsible for paying the cost of any and all valid claims submitted under these Plans. In the event, however, that the insurance company refuses or is unable to pay a covered claim, the designated obligor will be responsible for the payment and it will have recourse against the insurance company or its estate (in the event of an insolvency or liquidation) to recover the payment.

Prior to April 1, 2000, one of the Company's subsidiaries or a retailer/dealer would routinely be named the obligor under the Plans. Since April 1, 2000, however, Butler Financial Services, LLC ("Butler"), a company unrelated to Warrantech but included in the Company's financial results due to its close transactional ties with the Company, has served as the obligor under all Plans sold or issued under a Program in exchange for a fee payable by the seller or issuer of the Plan. Notwithstanding the forgoing, however, a Company subsidiary continues to act as the designated obligor for Plans sold in the States of California and Florida due to regulatory considerations. Furthermore, Butler has contractually assumed the liabilities of the obligor under all pre-existing Plans in which one of the Company's subsidiaries was named as the designated obligor. The liabilities of the designated obligor under these pre-existing Plans were insured by an independent insurance company and, as a result of this assumption by Butler, the coverage afforded by these insurance policies now benefits Butler as the named obligor.

Certain of the Plans under which Butler is the designated obligor were insured by Reliance. The liquidation of Reliance (see "Management's Discussion and Analysis - Insurer in Liquidation" below) has eliminated Butler's insurance coverage under those Plans. Warrantech Automotive is the obligor, as well as the administrator, under some of the VSC's that were insured by Reliance. As the obligor, Warrantech Automotive is ultimately responsible for paying the valid claims submitted under those VSC's in which Warrantech Automotive is the designated obligor. Prior to Reliance's liquidation, Reliance paid the cost of such covered claims under the insurance policies it provided. Subsequent to the liquidation of Reliance, however, insurance coverage for Warrantech Automotive's obligations under those VSC's was no longer available

Funding to cover these uninsured claims is provided by a special surcharge, which is payable on certain VSC's sold after November 19, 2001. This surcharge will be paid by clients through which Reliance-insured VSC's were sold. These funds will be used to pay valid claims submitted under VSC's previously insured by Reliance.

For financial reporting purposes, for the reasons stated in Footnote 2 of the Financial Statements annexed to this Report, the Company has adopted a policy to treat the Butler-obligor contracts as if they were contracts in which Warrantech was the legal obligor. As a result, the Company recognizes revenues under such contracts pursuant to FASB Technical Bulletin 90-1. The Company also includes, as its own liabilities, liabilities of Butler relating to such contracts. Additionally, because the Company is treating the Butler-obligor contracts as Warrantech obligor contracts for financial purposes, the Company excludes from its financial statements the transactions between Warrantech and Butler. Adopting these policies for accounting reporting purposes does not alter the legal obligations under the applicable agreements in which the Company is not responsible for, and has not assumed, the obligations of Butler. Butler remains legally obligated under such agreements and the service contracts in which it is the named obligor.

Butler is not deemed a "consolidated subsidiary" of the Company, as that term is used in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report. Butler's income, expenses, assets and liabilities have not been consolidated with those of the Company. Butler is an independent entity owned by parties unrelated to the Company and, except for the transactions between Butler and Warrantech as described in this Report, Warrantech does not have knowledge of, or control over, Butler's affairs or financial reporting. Warrantech also has no knowledge of, nor has it established or evaluated, Butler's internal controls or disclosure controls or procedures. Any reference to "consolidated subsidiary," internal controls or disclosure controls and procedures in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report, do not pertain to Butler.

Insurance Coverage

Each Plan contains the name of a designated obligor that is legally responsible for the cost of any valid claim submitted under the Plan. The Company, however, arranges for an independent insurance company to issue a policy on behalf of the named obligor that covers all of the obligor's liabilities under the Plan. As a result, the insurance company is ultimately responsible for paying the cost of any and all valid claims submitted under the Plan.

For each Plan sold or issued, the insurance company is entitled to receive a contractually fixed amount that is included in the selling price of the Plan. Generally, this amount is collected by the retailer/dealer at the time of sale and forwarded to the Company at contractually agreed intervals. The Company then holds this amount until required to remit it to the insurance company at contractually agreed intervals. The Company's obligations with respect to such amounts are purely administrative and it acquires no rights in or to such amounts by the performance of its obligations. The calculation of these amounts is based upon the insurance company's actuarial analysis of claims data collected and maintained for each type of coverage and Plan term. Once the retailer/dealer has remitted such contractually fixed amount to the Company, the insurer is fully liable for all valid claims submitted under the applicable Plan, even if such contractually fixed amount is insufficient to cover the cost of such claims.

Currently, GAIC is the primary insurer of Warrantech Automotive's VSC Programs. On reinsurance Programs offered to automobile dealerships and other specialty marketers, the Company also has an agreement with Heritage, a risk retention group that is not rated by any nationally recognized rating agency. One or more reinsurance companies, contracted by Heritage, participate in this Program as well. During the immediately preceding five-year period, portions of the Warrantech VSC Programs were insured by Reliance (see "Management's Discussion and Analysis - Insurer in Liquidation" below), the New Hampshire Insurance Company and other member companies of American International Group, Inc. ("AIG").

GAIC also insures Plans issued under Programs marketed and administered by Warrantech Consumer Products after February 12, 2000. During the immediately preceding five-year period, insurance for Plans issued under such Programs was provided by Reliance (see "Management's Discussion and Analysis - Insurer in Liquidation" below) and CIGNA Insurance Company.

Except as otherwise noted herein, current insurance coverage is provided by highly rated independent insurance companies. As noted above, in the United States and Canada providers include GAIC which is rated A (Excellent) and Heritage which is an unrated risk retention group. Certain Programs have been or are currently insured by (i) New Hampshire Insurance Company and/or other AIG member companies and Tokio Marine & Fire Insurance Company, each of which is rated A++ (Superior) and (ii) CIGNA Insurance Company (acquired by ACE Insurance Company) which is rated A (Excellent). Internationally, insurance coverage was provided by Universal Insurance Company in Puerto Rico on non-automotive programs through August 2004, rated A - (Excellent), ING beginning January 1, 2005 and Cruz del Sur prior to January 1, 2005 in Chile, and La Positiva in Peru. All ratings for the United States, Canada and Puerto Rico are made by A.M. Best Company. The Home warranty program is self insured by the Company.

Agreements between the Company and the insurers may contain profit-sharing features that permit the Company to share in underwriting profits earned under the Programs. The amounts to be received, if any, are determined in accordance with certain specified formulas based upon the type of program and the policy year. Certain of these agreements require interim calculations and distributions for various Programs, with final calculations being made as Plan terms expire. The Company recognized $41,920, $173,610 and $71,784 in profit sharing through its International segment in the fiscal years-ended March 31, 2005, 2004 and 2003, respectively.

Federal and State Regulation

The Programs designed, developed and marketed by the Company's subsidiaries and their related operations are regulated by federal law and the statutes of a significant number of states. The Company continually reviews all existing and proposed statutes and regulations to ascertain their applicability to its existing operations, as well as to new Programs that the Company is developing.

Generally, these statutes apply to the scope of service contract coverage and the content of the service contract or limited warranty document. Statutes typically require specific wording that expressly states the consumer's rights in the event of a claim, how the service contract may be canceled, and identification of the insurance company that insures the named obligors against the cost of valid claims submitted under the service contract.

Insurance departments in some states have sought to interpret the consumer product service contract, or certain specific items covered under such contract, as a form of insurance requiring that the issuer be a duly licensed and chartered insurance company. The Company does not believe that it or any of its subsidiaries is an insurer and has no intention of filing the documents or meeting the capital and surplus requirements that are necessary to obtain a license as an insurance company.

There are instances where the applicability of statutes and regulations to Programs and/or compliance therewith, involve issues of interpretation. The Company uses its best efforts including, but not limited to, consultation with legal and regulatory professionals to comply with applicable statutes and regulations. It cannot, however, be certain that its interpretations, if challenged, would be upheld by a court or regulatory body. In any situation in which the Company has been specifically notified by a regulatory body that its methods of doing business were not in compliance with applicable laws or regulations, the Company has taken the steps necessary to comply.

If the Company's right to operate in a state is challenged successfully, the Company may be required to cease operations in such state and, in certain circumstances, financial sanctions may be imposed against the Company. These actions, should they occur, could have an adverse impact on the Company's operations. Within the framework of currently known statutes and regulations, however, the Company does not believe that this is a material concern at this time.

In order to reduce its operating costs, the Company has reorganized its corporate structure that involves the transfer of some of the Company's operations from corporate entities to limited partnerships. This reorganization had no effect on the Company or its operations other than a reduction of its franchise tax obligations and other operating costs.

Intellectual Property

The Company holds numerous registered United States trademarks, the most important of which are the "Warrantech" and its stylized "W" logo service marks. Additional service marks are registered covering subsidiary and Program names and descriptions such as "Repairmaster®," "RepairGuard®," "Xchange Card®," "WCPSOnline®", "OneWorld®" and "VSCOnline®." The Company has kept, and intends to keep, the registration for all service marks current.

The Company has developed proprietary computer software that consists of custom designed relational databases with interactive capabilities. Essential to the success of the Company is its ability to maintain all relevant data regarding the Plans administered by the Company's business segments. Development costs associated with this proprietary software have been capitalized and are being amortized over the expected useful life of the software.

The Company has deployed, and continues to refine, Speech Recognition IVR telephone applications to speed the claims process. These telephone applications allow a caller to speak their input, such as a VIN or contract number, rather than key the entry on their phone. Additionally, the Fast-Track Automotive claims telephone application has the capability to establish a claim, issue a reference number, and read back payment information to the repair facility so the caller does not need to hold for, or speak to, a call center representative. Both of these advances help the Company continue to provide better service to its customers and reduce time and costs involved with handling claims while providing better service.

Employees

As of March 31, 2005 the Company and its subsidiaries had approximately 366 employees, an increase of approximately five employees from the preceding fiscal year. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

Item 2. Properties

The Company's executive office is located at 2200 Highway 121 Airport Centre II, Bedford, Texas. The premises, consisting of approximately 67,800 square feet, is leased pursuant to a lease agreement expiring February 28, 2013, which provides for an annual base rent of $1.2 million. These premises also accommodate the Company's Automotive, Consumer Products, Home, International and Direct Marketing operations.

Warrantech International's Puerto Rico operations are located in leased premises at 1225 Ponce de Leon Avenue, Santurce, Puerto Rico pursuant to a month to month lease. The lease provides for annual base rent payments of $75,526 for 3,433 square feet.

Warrantech International's Chile operations are located in leased premises at Avenida 11 de Septembre No. 1881 Officia No. 1619 Providencia, Santiago, Chile. This office supports the operations in Chile, and is Warrantech International's flagship operation to pursue and help implement the Company's international expansion strategies throughout South America. The lease provides for annual base rent payments of $20,913 for 145 square meters.

Warrantech International's Peru operations are located in leased premises at Avenida Paseo de la Republica #3691 Officina No 501 San Isidro Peru. This office supports the operations in Peru. The lease provides for annual base rent payments of $6,000 for 323 square feet

Item 3. Legal Proceedings

Information regarding legal proceedings is set forth in Note 11 in the Notes to Consolidated Financial Statements set forth in "Item 8. - Consolidated Financial Statements and Supplementary Data" under the subheading "Litigation," which is hereby incorporated by reference.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's Stockholders, through the solicitation of proxies or otherwise, during the fourth quarter of the Company's fiscal year ended March 31, 2005.

PART II

Item 5. Market for Warrantech's Common Equity and Related Stockholder Matters

The Company's common stock, $.007 par value per share (the "Common Stock") trades under the symbol "WTECE.OB." Trades are reported on the Over-The-Counter ("OTC") electronic quotation service of the National Association of Securities Dealers Market Makers.

As of March 31, 2005, there were 15,398,673 shares of outstanding Common Stock and approximately 847 stockholders of record. On that date, the closing bid price for the Common Stock, as reported on the OTC was $0.61. The Company did not purchase any of its equity securities during the fiscal quarter ending March 31, 2005.

Following is a summary of the price range of the Company's Common Stock during fiscal years 2005 and 2004:

Quarter	Fiscal 2005 High & Low Bid		Fiscal 2004 High & Low Bid	
First	$ 1.05	$ 0.76	$ 1.68	$ 0.96
Second	$ 0.87	$ 0.63	$ 1.50	$ 1.05
Third	$ 0.82	$ 0.61	$ 1.42	$ 1.01
Fourth	$ 0.78	$ 0.57	$ 1.25	$ 0.91

No cash dividends have been paid to holders of Common Stock since inception of the Company. The Company anticipates that earnings, if any, will be retained for use in the business or for other corporate purposes and it is not anticipated that cash dividends will be paid in the foreseeable future.

Item 6. Selected Financial Data

The Selected Financial Data should be read in conjunction with the consolidated financial statements and related notes as of and for the years ended March 31, 2005, 2004 and 2003.

	For The Years Ended March 31,				
	2005	2004	2003	2002	2001
Gross Revenues	$119,767,729	$149,328,267	$146,754,611	$118,137,862	$130,504,455
Net (increase) decrease in deferred revenues	(6,632,830)	(29,366,988)	(48,517,264)	(23,379,415)	(32,982,493)
Net revenues	$113,134,899	$119,961,279	$98,237,347	$94,758,447	$97,521,962
Gross Profit	$28,226,654	$32,533,661	$35,688,007	$27,735,000	$26,906,576
Profit (loss) from operations	($5,106,613)	($1,268,123)	$1,079,234	($25,785,314)	($18,924,065)
Net income (loss)	($3,607,793)	($516,371)	$1,466,892	($16,513,704)	($11,908,073)
Basic earnings (loss) per common share	($0.23)	($0.03)	$0.10	($1.08)	($0.78)
Diluted earnings (loss) per common share	($0.23)	($0.03)	$0.10	($1.08)	($0.78)
Cash dividend declared	None	None	None	None	None
Total assets	$263,663,839	$257,184,550	$260,245,877	$209,631,605	$163,454,040
Long-term debt and capital lease obligations	$923,984	$980,903	$1,218,670	$957,159	$1,209,853
Common stockholders' equity (deficiency)	($29,609,684)	($25,798,951)	($25,471,901)	($26,460,501)	($9,715,827)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Risks and Uncertainties That May Affect Future Results

Except for the historical information contained herein, the matters discussed below or elsewhere in this Quarterly Report on Form 10-K may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The Company makes such forward-looking statements under the provisions of the "safe harbor" section of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the Company's views and assumptions, based on information currently available to management, including, among other things, the Company's operating and financial performance over recent years and its expectations about its business for the current and future fiscal years. When used in this Quarterly Report on Form 10-K, the words "believes," "estimates," "plans," "expects," and "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that its expectations will prove to be correct. These statements are subject to certain risks, uncertainties and assumptions, including, but not limited to,

- prevailing economic conditions which may significantly deteriorate, thereby reducing the demand for the Company's products and services,
- availability of technical support personnel or increases in the rate of turnover of such personnel, resulting from increased demand for such qualified personnel,
- changes in the terms or availability of insurance coverage for the Company's programs,
- regulatory or legal changes affecting the Company's business,
- loss of business from, or significant change in relationships with, any major customer,
- the Company's ability to replace lost revenues in its Automotive segment,
- the ability to successfully identify and contract new business opportunities, both domestically and internationally,
- the ability to secure necessary capital for general operating or expansion purposes,
- the adverse outcomes of litigation,
- the non-payment of notes due from an officer and two directors of the Company in 2007, which would result in a charge against earnings in the period in which the event occurred,
- the inability of any of the insurance companies which insure the service contracts marketed and administered by the Company to pay claims under the service contracts,
- the termination of extended credit terms being provided by the Company's current insurance company, and
- the illiquidity of the Company's stock.

Should one or more of these or any other risks or uncertainties materialize or develop in a manner adverse to the Company, or should the Company's underlying assumptions prove incorrect, actual results of operations, cash flows and/or the Company's financial condition may vary materially from those anticipated, estimated or expected.

SEC Review of the Company's Filings

In March of 2003, the staff of the Division of Corporation Finance of the Securities and Exchange Commission selected the Company's periodic reports for review. The reports reviewed were the Annual Report on Form 10-K for the fiscal year ended March 31, 2002 and the Quarterly Reports on Form 10-Q for the periods ended June 30, 2002, September 30, 2002 and December 31, 2002. The SEC Staff informed the Company that the purpose of the review was to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in the Company's reports. In the course of its review, the SEC Staff requested clarification of certain of the Company's disclosures and items in its financial statements.

Butler Contracts

As a result of discussions with the SEC's Division of Corporation Finance, the Company requested guidance from the SEC's Office of the Chief Accountant ("SEC Staff") concerning, the appropriate revenue recognition policy which should be applied by the Company with respect to the Butler-obligor contracts. After considering the guidance received from the SEC Staff, the Company has restated its financial statements for the fiscal years ending on March 31, 2001, 2002 and 2003 in order to change the method of recognizing revenue from service contracts in which Butler is the named obligor and to give effect to certain transactions which relate to Butler. These changes which are reflected in Footnote 2 to the Financial Statements in this Annual Report, include the following:

- The Company has recognized revenues from contracts in which Butler was the obligor on a straight-line basis over the life of the service contracts.
- The Company has set up a loss reserve for the estimated cost of all claims under service contracts previously insured by Reliance.
- The Company has eliminated any contractual obligations recorded with Butler.
- Additionally, the Company now presents line items for Gross Revenue, Direct Costs and Gross Profit in its financial statements. Previously, the Company had only recognized revenue on a net basis.

The Company, with the concurrence of its outside auditors, had previously accounted for the Butler-related transactions based upon the legal obligations of the parties and the regulatory requirements which applied to the transactions. The changes which the Company has adopted are solely for financial reporting purposes. Butler will remain responsible for the same obligations under the service contracts which existed prior to the change in financial presentation. The obligations of Butler under all service contracts sold after July 25, 2000 were, and continue to be, assumed by an A-rated insurance carrier which is a subsidiary of a New York Stock Exchange Company with over $19 billion in assets. Butler also remains the licensed entity which is recognized as the obligor under the service contracts regulated by the insurance departments in all the states in which Butler does business.

Dealer-Obligor Contracts

Historically, the Company has recognized the major portion of the revenues from the dealer-obligor contracts upon a sale to the consumer by the dealer/retailer and has deferred a minor portion of those revenues.

With the issuance of EITF 00-21, the Company and its accountants, with the guidance of the SEC Staff in early 2004, have determined that, in order to continue to recognize income under the dealer-obligor contracts in the same manner as it has done historically, the Company must develop adequate evidence of the fair value of the two elements of its services – the sale and structuring of the contracts and the claims adjudication services. Without this evidence, the Company would be required to recognize all of the income associated with the dealer-obligor contracts over the life of the contracts. This would have the effect of deferring to later periods the substantial portion of these revenues which the Company has previously recognized up front. This would then have the further effect of substantially deferring the current year's income to future periods and may in fact cause the Company to recognize a current net loss.

The SEC Staff offered its guidance that the Company's evidence to date has not been sufficient to meet the standards of EITF Abstracts Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables".

Based on the SEC Staff's 2004 guidance, the Company recognizes all of the income from the Dealer-Obligor Contracts over the life of the contracts.

These accounting changes do not have an impact on Warrantech's cash flows or its cash balances which the Company believes drives its business. The deferral of revenues to future periods results in a significant negative net worth and a corresponding increase in Deferred Income on the Balance Sheet. However, the revenue recognition accounting change will also have a positive effect on the results for future periods.

General

Warrantech, through its wholly owned subsidiaries, designs, develops, markets and acts as a third party administrator for programs ("Programs") for service contracts, limited warranties and replacement plans (collectively, "Plans"). The Company provides these services to a variety of clients in selected industries. On a Program by Program basis in the Automotive and Consumer Products segments, the Company contracts with highly rated independent insurance companies or risk retention groups to provide coverage for the Plans to be sold or issued under the Programs. This coverage obligates the insurer to pay the cost of repairs or replacements of the products covered by the Plans. In the Home segment, the Company is self insured.

Plans issued under the Company's Programs provide consumers with expanded and/or extended product breakdown coverage for a specified period of time (and/or mileage in the case of automobiles and recreational vehicles), similar to that provided by manufacturers under the terms of their product warranties. Coverage generally provides for the repair or replacement of the product, or a component thereof, in the event of its failure. The Company's Programs provide clients with the opportunity for increased revenue and income without incurring the costs and responsibilities of operating their own programs.

The Plans for the Automotive and Consumer Products segments generally have terms extending up to one hundred twenty (120) months or, in the case of mileage based Plans, up to one hundred fifty thousand (150,000) miles. All repairs and/or replacements required under these Plans are performed by independent third party repair facilities or dealers. The cost of any repair or replacement under these plans is generally paid by the insurance company. Notwithstanding the forgoing, however, certain Plans were insured by Reliance which was placed in liquidation in 2002. For a more detailed discussion of claims handling under Plans insured by Reliance, see "Management's Discussion and Analysis-Insurer in Liquidation" below. For a more detailed discussion of the responsibilities of obligors and insurers under the Plans, see "Contract Obligors" and "Insurance" in Item I of this Annual Report on Form 10 K. Plans for the Home segment are generally for twelve months. The cost of any repair or replacement for plans in the Home segment is paid for by the Company.

The Company operates in three major business segments: Automotive, Consumer Products and International. The Automotive segment designs, develops, markets and acts as a third party administrator for vehicle service contract ("VSC") Programs and other related automotive after-sale products, all of which enhance the dealer's profitability from the sale of automobiles, light trucks, recreational vehicles, personal watercraft and automotive components. These products are sold principally by franchised and independent automobile and motorcycle dealers, leasing companies, repair facilities, retail stores, financial institutions and other specialty marketers.

The Consumer Products segment develops, markets and administers extended warranties and product replacement plans on household appliances, consumer electronics, televisions, computers and home office equipment, which are sold principally through retailers, distributors, manufacturers, utility companies, financial institutions and other specialty marketers. Warrantech also markets these warranties and plans directly to the ultimate consumer on behalf of the retailer/dealer and/or the manufacturer through telemarketing and direct mail campaigns. It also offers call center and technical computer services.

The International segment designs, develops, markets and acts as a third party administrator for many of the same Programs and services outside the United States that Warrantech Automotive and Warrantech Consumer Products market and administer in the United States and Canada.

Insurer in Liquidation

During the second fiscal quarter of 2002, the Pennsylvania Insurance Commissioner informed the Company that Reliance would be liquidated and cease making payments on claims. The Pennsylvania Insurance Commissioner determined that Reliance was not likely to be able to satisfy all of the claims that would be submitted to it due to the circumstances arising out of the September 11, 2001 terrorist attacks on the World Trade Center. Reliance underwrote approximately 48% of the automotive service contracts that were sold by Warrantech Automotive during approximately one and one-half years ending in November 2001. Approximately 52% of the automotive service contracts sold by Warrantech Automotive during that period are not affected by the Reliance liquidation. Service contracts sold before and after that period are not affected because they are underwritten by other insurance companies.

Warrantech Automotive was the named obligor, as well as the administrator, under some of the vehicle service contracts insured by Reliance. As the obligor, Warrantech Automotive would ultimately be responsible for paying for the repairs under such contracts. Additionally, for financial reporting purposes only, Warrantech is treated as the obligor under the service contracts in which Butler is the named obligor. While Warrantech is not obligated to pay claims under such service contracts, it has treated the claims obligations under the Butler-obligor contracts, including the service contracts which were insured by Reliance, as obligations of the Company for accounting purposes.

Prior to Reliance's liquidation, Reliance covered the cost of the repairs under the insurance policies it provided. Because of Reliance's liquidation, insurance coverage for the Company's obligations under those service contracts ceased to exist. However, a non-insurance affiliate of Reliance, Reliance Warranty Company ("RWC"), which was not placed in liquidation, held premiums totaling approximately $15,892,635 relating to a portion of the service contracts in which Butler, the retailer/dealers and Warrantech Automotive were the named obligors. The Company received $15,892,635 from RWC during the fourth quarter of fiscal 2004, as part of a settlement for claims paid by the Company on behalf of RWC

Funding to cover these uninsured claims is provided by a special surcharge, which is payable on applicable VSC's sold under a Program after November 19, 2001. This surcharge will be paid by clients through which Reliance-insured VSC's were sold. These funds will be used to pay valid claims submitted under VSC's previously insured by Reliance.

To mitigate its claims liability expense resulting from Reliance's liquidation, the Company is attempting to ascertain if any recovery is available on Federal subsidies as a result of the terrorist attacks to the insurance industry in general or Reliance specifically, to pay vehicle service contract claims. If such subsidies are available, it could take years before recovery, if any, is obtained. In February 2005, the Company also began legal proceedings for recovery of approximately $3 million against certain state guaranty funds. In June 2005, the Company made its first state guaranty settlement with one of the defendants in its action.

Butler Financial Services, LLC

Each Plan contains the name of a designated obligor that is legally responsible for the cost of any valid claim submitted under the Plan. The Company, however, arranges for an independent insurance company to issue a policy on behalf of the named obligor that covers all of the obligor's liabilities under the Plan for the Automotive and Consumer Products segments. As a result, the insurance company is ultimately responsible for paying the cost of any and all valid claims submitted under the Plans. In the event, however, that the insurance company refuses or is unable to pay a covered claim, the designated obligor will be responsible for the payment and it will have recourse against the insurance company or its estate (in the event of an insolvency or liquidation) to recover the payment.

Prior to April 1, 2000, one of the Company's subsidiaries or a retailer/dealer would routinely be named the obligor under the Plans. Since April 1, 2000, however, Butler, a company unrelated to Warrantech but included in the Company's financial results due to its close transactional ties with the Company, has served as the obligor under all Plans sold or issued under a Program in exchange for a fee payable by the seller or issuer of the Plan. Notwithstanding the forgoing, however, a Company subsidiary continues to act as the designated obligor for Plans sold in the States of California and Florida due to regulatory considerations. Furthermore, Butler has contractually assumed the liabilities of the obligor under all pre-existing Plans in which one of the Company's subsidiaries was named as the designated obligor. The liabilities of the designated obligor under these pre-existing Plans were insured by an independent insurance company and, as a result of this assumption by Butler, the coverage afforded by these insurance policies now benefits Butler as the named obligor.

Certain of the Plans under which Butler is the designated obligor were insured by Reliance. The liquidation of Reliance (see "Management's Discussion and Analysis - Insurer in Liquidation" above) has eliminated Butler's insurance coverage under those Plans. As the obligor, Warrantech Automotive is ultimately responsible for paying the valid claims submitted under those VSC's in which Warrantech Automotive is the designated obligor. Prior to Reliance's liquidation, Reliance paid the cost of such covered claims under the insurance policies it provided. Subsequent to the liquidation of Reliance, however, insurance coverage for Warrantech Automotive's obligations under those VSC's was no longer available.

While the Company had provided Butler notice of termination of the Obligor Agreement between the two Companies effective Oct 22, 2004, it subsequently amended the termination notice and Butler remains the obligor on certain service contracts.

For financial reporting purposes, for the reasons stated in Footnote 2 of the Financial Statements annexed to this Report, the Company has adopted a policy to treat the Butler-obligor contracts as if they were administrator-obligor contracts and recognizes revenues under such contracts pursuant to TB 90-1. The Company also includes, as its own liabilities, liabilities of Butler relating to such contracts. Additionally, because the Company is treating the Butler-obligor contracts as Warrantech-obligor contracts for financial purposes only, the Company eliminated the transactions between Warrantech and Butler from its financial statements.

Reflecting these transactions for financial reporting purposes does not alter the legal obligations under the applicable agreements in which the Company is not responsible for, and has not assumed, the obligations of Butler. Butler remains legally obligated under such agreements and the service contracts in which it is the named obligor.

Butler is not deemed a "consolidated subsidiary" of the Company, as that term is used in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report. Butler's income, expenses, assets and liabilities have not been consolidated with those of the Company. Butler is an independent entity owned by parties unrelated to the Company and, except for the transactions between Butler and Warrantech as described in this Report, Warrantech does not have knowledge of, or control over, Butler's affairs or financial reporting. Warrantech also has no knowledge of, nor has it established or evaluated, Butler's internal controls or disclosure controls or procedures. Any reference to "consolidated subsidiary," internal controls or disclosure controls and procedures in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report, do not pertain to Butler.

Significant Customer Bankruptcy

On January 11, 2005, Ultimate Electronics, Inc. and six of its subsidiaries ("Ultimate") filed individual voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Sales to Ultimate represent 10% and 32% of the Company's and its Consumer Products segment's total gross revenues during fiscal 2005, making it the Company's and Consumer Products segment's largest customer. Pursuant to the provisions of Chapter 11, Warrantech was obligated to honor its existing contact with Ultimate and Ultimate continued to sell service contracts during this period of reorganization. At present, Ultimate is current in its payments to Warrantech with respect to sales subsequent to January 11, 2005 " post-petition sales " . At the time of filing, however, Warrantech believes that Ultimate owed it approximately $3.27 million for sales up to January 11, 2005 " pre-petition sales" and Warrantech has filed a "proof of claim" in this amount with the Court. At this time, it is impossible to estimate what Warrantech will recover on its claim. Final Bankruptcy Court settlements are expected to take place during the third fiscal 2006 quarter.

In separate orders dated April 19, 2005, the Court approved the following two actions. Thirty (30) of Ultimate's stores were scheduled for closing and a liquidator was retained to dispose of existing inventory. The liquidator was authorized by the Court to sell Warrantech service contracts during the liquidation period in accordance with the terms of the existing Ultimate contract. At this time, the liquidation has been substantially completed. The remaining stores were purchased by Mark Wattles, the principal shareholder of Ultimate, through an entity named Ultimate Acquisition Partners, L.P. ("Acquisition"). As part of the Purchase Agreement, Acquisition was given until August 31, 2005, to decide if it wants to assume Ultimate's contract with Warrantech. If it chooses to assume the contract, it must reach an agreement with Warrantech with respect to satisfaction of Warrantech's pre-petition claim. Until such decision is made, Acquisition can continue to sell Warrantech service contracts in accordance with the terms of the Ultimate contract. If Acquisition elects not to assume the existing Ultimate contract, it can negotiate a new agreement with Warrantech (in which no cure payment would be legally required) or it can select a new service contract provider. At this time, no such decision has been made.

At March 31, 2005, the Company was owed $3.7 million by Ultimate, in which the Company has filed a proof of claim for $3.27 million with the bankruptcy court. The remaining balance has subsequently been paid. No provision for bad debts has been recorded as of the fiscal year ended March 31, 2005.

Results of Operations

The following information should be read in conjunction with the information contained in the Consolidated Financial Statements and the Notes thereto included in "Item 8 - Financial Statements and Supplementary Data" of this Annual Report.

Gross Revenues

	For the Years Ended March 31,		
	2005	2004	2003
Automotive segment	$69,374,933	$103,494,113	$108,025,461
Consumer Products segment	43,769,810	38,912,282	33,613,253
International segment	6,622,986	6,921,872	5,115,897
Other	-	-	-
Gross revenues	$119,767,729	$149,328,267	$146,754,611

Gross revenues for the year ended March 31, 2005 decreased $29,560,538 or 25% over fiscal 2004. The Consumer Products segment reported increased gross revenues of 12% in the year ended March 31, 2005 over 2004, while the Automotive segment reported a decrease in gross revenues of 33%, during the same period. Gross revenues for the year ended March 31, 2004 increased $2,573,656 or 2% over fiscal 2003. The Consumer Products and International segments reported increased gross revenues of 16% and 35% respectively, in the year ended March 31, 2004 over 2003, while the Automotive segment reported a decrease in gross revenues of 4% during the same period. The decrease in gross revenues in the Automotive segment was due to the downturn in sales of new cars and a reduction in volume arising from premium rate increases. The increase in the Consumer Products segment was due to the opening of additional stores by one of the Company's top dealers. The International segment decrease in gross revenues during fiscal year 2005, resulted from lower sales volumes in Puerto Rico due to the suspension of auto warranty sales, partially offset by higher sales volume from customers in South America.

Direct Costs

	For the Years Ended March 31,		
	2005	2004	2003
Direct costs	$84,908,247	$87,427,618	$62,549,340

Direct costs are those costs directly related to the production and acquisition of service contracts. These costs consist primarily of insurance premiums and commission expenses. Direct costs for the fiscal year ended March 31, 2005 of $84,908,247, decreased $2,519,371 or 3% as compared with $87,427,618 during the fiscal year ended March 31, 2004. Direct costs for the fiscal year ended March 31, 2004 of $87,427,618, increased $24,878,278 or 40% as compared with $62,549,340 during the fiscal year ended March 31, 2003.

SG&A

	For the Years Ended March 31,		
	2005	2004	2003
Service, selling and general administrative	$26,738,026	$29,931,180	$30,573,275

Service, selling and general and administrative expenses ("SG&A") for 2005 decreased $3,193,154 or 11% compared to 2004. Legal expenses increased $369,750 for the year ended March 31, 2005 compared to 2004, primarily due to legal costs associated with the SEC review in early 2005. Employee costs decreased $1,461,171 from $17,843,137 in fiscal 2004 to $16,381,966 for the year ended March 31, 2005, primarily due to the deferral of employee sales related compensation to future years. Rent and related costs expense decreased $528,720 from $2,174,973 for the year ended March 31, 2004 to $1,646,253 for the year ended March 31, 2005, reflecting lower deferred rent charges as a result of the Company's move to its new corporate headquarters in Bedford, Texas.

Service, selling and general and administrative expenses ("SG&A") for 2004 decreased $642,095 or 2% compared to 2003. Legal expenses decreased $1,336,499 for the year ended March 31, 2004 compared to 2003, primarily due to the settlement of several lawsuits during fiscal 2003. Employee costs increased from $17,499,958 in fiscal 2003 to $17,843,137 for the year ended March 31, 2004, primarily due to an increase in health care costs. Rent expense increased $312,319 from $1,862,654 for the year ended March 31, 2003 to $2,174,973 for the year ended March 31, 2004, reflecting the Company's move to its new corporate headquarters in Bedford, Texas.

Depreciation and amortization

	For the Years Ended March 31,		
	2005	2004	2003
Depreciation and amortization	$2,549,970	$3,280,604	$3,885,054

Depreciation and amortization expenses were reduced by $730,634 or 22% during 2005 compared to 2004 and by $604,450 or 16% during 2004 compared to 2003. The decrease in depreciation and amortization is the result of the Company's assets maturing and a reduced requirement for capital expenditures for the past few years.

Provision for bad debts

	For the Years Ended March 31,		
	2005	2004	2003
Provision for bad debts	$4,045,271	$590,000	$150,444

Provision for bad debts increased $3,455,271 during the fiscal year 2005. During fiscal year ending March 31, 2005 and March 31, 2004, the Company incurred $1,865,399 and $1,853,555, respectively, in legal expenses related to the Lloyd's litigation. The Company, in anticipation of receiving reimbursement for these expenses from its insurance company under a professional liability insurance policy, deferred the legal fees. In January 2005, as a result of a summary judgment, the court ruled that the insurance company was not responsible for payment of the Company's legal costs. The Company has appealed the court's decision. As a result of the lower court's ruling, the Company has provided for this potential bad debt of $3,718,954 during the year ended March 31, 2005.

Other income

	For the Years Ended March 31,		
	2005	2004	2003
Interest and dividend income	$592,562	$615,248	$647,372
Interest expense	(586,665)	(690,019)	(275,185)
Gain (loss) on sale of assets	635	1,195	(70,463)
Credit card usage rebate	778,124	541,345	453,760
Miscellaneous income	73,204	106,691	18,789
Total other income	$857,860	$574,460	$774,273

Other income for 2005 increased $283,690 or 49% compared to 2004, primarily due to higher rebates from usage by the Company of its credit card transactions Other income for 2004 decreased $199,814 or 26% compared to 2003. Higher interest expense, primarily due to the Company's extended payment terms for its insurance premium payable, was partially offset by higher miscellaneous income resulting from the sublease of the Company's former location which ceased in March 2004.

Provision for income taxes

	For the Years Ended March 31,		
	2005	2004	2003
Provision for income taxes	($640,960)	($177,292)	$386,616

The net deferred tax asset as of March 31, 2005, 2004 and 2003 contained a benefit of $725,544, $137,456, and $205,470, respectively, related to foreign losses. Management does not believe the amount of this benefit is more likely than not to be realized. Accordingly, management has reserved the amount of this benefit.

Comprehensive Income

	For the Years Ended March 31,		
	2005	2004	2003
Net income (loss)	($3,607,793)	($516,371)	$1,466,892
Other comprehensive income (loss), net of tax			
Unrealized gain (loss) on investments	(5,254)	(17,083)	13,713
Foreign currency translation adjustments	86,909	364,858	(158,659)
Comprehensive income (loss)	($3,526,138)	($168,596)	$1,321,946
Comprehensive income (loss) per share:	($0.23)	($0.01)	$0.09

Gains from foreign currency translation adjustments decreased $277,949 for the year ended March 31, 2005 compared to 2004 and foreign currency translation adjustments gains were $364,858 for the year-ended March 31, 2004 compared to losses of $158,659 for 2003, primarily due to Peru and Chile foreign currency translation fluctuations.

Agreements

The Company entered into agreements with Butler and GAIC to arrange for the coverage of claims filed under the service contracts previously insured by Reliance. Under these agreements, Butler agreed to assume all the obligations to pay the claims under the service contracts which were covered by the premiums being held by RWC. The Company executed an agreement with GAIC that provides the Company with extended payment terms and a $3 million line of credit ("GAIC Agreement"). All of the Company's obligations to GAIC pursuant to the GAIC Agreement are secured by all of the Company's Automotive and Consumer Products segment's accounts receivable, which were $19,118,161 and $21,946,394 at March 31, 2005 and 2004, respectively. Further, GAIC received options to purchase up to 1,650,000 shares of Warrantech's common stock at an exercise price of $1.00 per share subject to certain adjustments. In the event that GAIC exercises all of these options, it would own approximately 9.7% of the Company's outstanding shares.

Under an agreement between Butler and RWC that was finalized in the fourth quarter of 2004, $15,892,635 of funds held by RWC were remitted to the Company in repayment of the money which the Company had advanced to pay claims on certain service contracts that had been insured by Reliance and its affiliates. The Company agreed, as a condition of RWC remitting the

$15,892,635, to guarantee certain indemnification obligations of Butler under its agreement with Reliance.

Funding to cover the uninsured claims is provided by a special surcharge, which is payable on applicable VSC's sold under a Program after November 19, 2001. This surcharge will be paid by clients through which Reliance-insured VSC's were sold. These funds will be used to pay valid claims submitted under VSC's previously insured by Reliance.

During the years ended March 31, 2005, 2004, 2003 and 2002, the Company paid $4,727,643, $9,262,407, $10,959,364 and $5,770,999, respectively, in claims related to Reliance obligations. Remaining amounts are expected to be paid out as set forth in the following table.

	Expected Payment Date						
	2006	**2007**	**2008**	**2009**	**2010**	**Thereafter**	**Total**
Claims loss liability	$2,930,559	$1,682,400	$120,891	$16,614	$10,466	$3,014	$4,763,944

Liquidity and Capital Resources

As of March 31, 2005, total cash and short-term investments totaled $6,030,092, a decrease of $570,412 or 9% from $6,600,504 at March 31, 2004. During the fiscal year ended March 31, 2005, the Company generated net cash from operations totaling $280,170, compared to $324,252 for the fiscal year ended March 31, 2004. The change in net cash from operations is due to an increase in insurance premiums payable, reflecting the use of a $3 million line of credit from GAIC. The unfavorable changes in its working capital from a negative $7.2 million at March 31, 2004 to a negative $15.1 million at March 31, 2005 was due primarily due to an increase in insurance premium payable. During fiscal year 2005, the Company decreased its accounts receivable by $3.1 million as a result of lower sales from its automotive business and the Company's other receivables were reduced by a net $1.1 million, primarily as a result of a write down to bad debt for an insurance company receivable. The Company offset the use of those funds with a $7.1 million increase in its insurance premiums payable, primarily, due to extended payment terms and the use of a $3 million line of credit from GAIC.

The Company believes that internally generated funds and the $3 million line of credit from GAIC, will be sufficient to finance its current operations for at least the next twelve months. The Company is aggressively pursuing new business both domestically and internationally to fund future working capital. The Company plans to continue to contain its SG&A costs and utilize technologies for operational efficiencies to further enhance both its operating income and cash flows from operating activities.

During the fiscal year ended March 31, 2005, the Company used $239,443 in cash in investing activities compared to the use of $683,822 in investing activities in the prior year. This decrease in use of funds of $444,379 is primarily due to an increase in proceeds from the sale of marketable securities. The Company used slightly more funds from the purchase of property and equipment during the current fiscal year. The Company has ongoing relationships with equipment financing companies and intends to continue financing certain future equipment needs through leasing transactions. The total amount financed through leasing transactions during the fiscal year ended March 31, 2005 amounted to $538,609 compared to $487,060 during the fiscal year ended March 31, 2004. At fiscal year end 2005, the Company had $1,465,610 in debt from capital lease obligations compared to $1,645,309 at fiscal year-end 2004.

During the fiscal year ended March 31, 2005, the Company used $678,754 in cash from financing activities compared to $833,187 in fiscal year 2004. The variance was primarily due a decrease in the Company's capital leases.

During the fiscal year ended March 31, 2005 the Company repurchased 32,500 shares of its common stock for an aggregate amount of $23,956 compared to the previous year when it did not repurchase any common stock

As a result of a change in regulations, the State of Ohio no longer requires a cash reserve. Accordingly, during the period ended September 30, 2004, the Company reduced its restricted cash balance by $25,000.

Loans to Directors

On July 6, 1998, Joel San Antonio, Warrantech's Chairman and Chief Executive Officer, and William Tweed and Jeff J. White, members of Warrantech's Board of Directors, exercised an aggregate of 3,000,000 of their vested options to purchase Warrantech common stock. Promissory notes totaling $8,062,500 were signed with interest payable over three years at an annual rate of 6%. The promissory notes, which were with recourse and secured by the stock certificates issued, matured July 5, 2001. The value of the collateral for the Notes, which consists of a total of 3,040,000 shares of the Company's common stock, is currently $1,824,000, as of May 31, 2005, based upon the market price of the stock on that date. Under the loan documents, the Company does not have a right to require the payors to increase the loan collateral. On March 22, 1999, Joel San Antonio delivered an additional promissory note for $595,634, payable to the Company, representing the amounts funded by the Company for the payroll taxes payable by him upon the exercise of these options. The exercise of these stock options and the anticipated tax benefit from this transaction represented approximately $10 million. .

In February 2000, the Company agreed to restructure the loans to Mr. Tweed and Mr. White by capitalizing the interest due and extending the loan maturity from July 5, 2001 until January 31, 2005. Interest on the restructured loans accrued annually at the applicable federal rate of 6.2%. Under the restructuring, interest first became payable on the third anniversary of the restructuring and was payable annually thereafter. In July 2002, the Company extended the loan maturity dates until February 1, 2007 (the "loan extension"). The interest, which accrued on the notes up to the time of the loan extension, was added to the principal of the notes. The new principal amount of Mr. Tweed's note is $3,189,675 and of Mr. White's note is $2,912,430. The applicable federal interest rate on the notes following the loan extension is 4.6%. Under the loan extension, interest on the notes will accrue until February 1, 2005 and, at that time, the accrued interest will be added to the principal of the notes. Commencing on February 1, 2005, interest on the new principal amount of the loans to Mssr. Tweed and White is payable annually in arrears, with the first interest payment becoming due on February 1, 2006.

In February 2000, the Company also agreed to restructure the two existing loans to Mr. San Antonio (as restructured, the "Combined Loan"). The Combined Loan, finalized in March 2001, was due on January 31, 2005 and accrued interest annually at 5.2%. In July 2002, the Company extended the loan maturity date until February 1, 2007 and the interest rate was changed to the then applicable federal rate of 4.6%. The principal amount of Mr. San Antonio's note is $4,165,062. Interest will be forgiven as long as Mr. San Antonio continues to be employed by the Company. The $194,786, $194,786 and $200,506 of interest which accrued on the note during fiscal years 2005, 2004 and 2003, respectively has been forgiven. The interest was charged to operations as additional compensation in the respective fiscal years the interest income was accrued.

The total amount of the restructured loans to Mr. Tweed, Mr. White and Mr. San Antonio at March 31, 2005 and March 31, 2004, including the capitalized interest of $764,899 and $480,303, is $ 11,032,065 and $10,747,470, respectively.

Commitments

Set forth below is information about the Company's commitments outstanding at March 31, 2005.

		Payments due by period			
Commitment Type	**Total**	**Less than 1 year**	**1 - 3 Years**	**3 - 5 Years**	**More than 5 years**
Capital lease obligations	$1,706,794	$660,589	$855,531	$190,674	$ -
Operating leases	10,082,662	1,268,616	2,479,369	2,576,818	3,757,859
Employment agreements	6,614,957	2,484,937	3,638,770	491,250	-
Claims loss liability	4,763,944	2,930,559	1,803,291	27,080	3,014
Total commitments	$23,168,357	$7,344,701	$8,776,961	$3,285,822	$3,760,873

The effect of inflation has not been significant to the Company.

Critical Accounting Policies

Revenue Recognition Policy

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Note 1 to the Company's Consolidated Financial Statements set forth in the "Item 8. - Financial Statements and Supplementary Data," describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The following lists some of the Company's critical accounting policies affected by judgments, assumptions and estimates.

Revenue from administrator-obligor contracts is recognized in accordance with Financial Accounting Standards Board Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts,* ("TB 90-1"). The Company recognizes such revenue over the life of the contract on a straight-line basis. In addition the Company charges the costs of contracts to operations over the life of the contracts on a straight-line basis.

Historically, through June 30, 2003, the Company recognized revenues from dealer-obligor service contracts, in which the retailer/dealer or a third party is designated as the obligor, in direct proportion to the costs incurred in providing the service contract programs to the Company's clients. Revenues in amounts sufficient to meet future administrative costs and a reasonable gross profit were deferred. With the issuance of EITF Abstracts Issue No. 00-21 (EITF No. 00-21), "Revenue Arrangements with Multiple Deliverables", as of July 1, 2003, the Company recognizes revenue from these dealer-obligor contracts on a straight-line basis over the life of the service contract, pursuant to Staff Accounting Bulletin 101.

Since Butler has been determined to be a nominally capitalized entity, all transactions concerning Butler obligor-contracts are treated in a manner similar to the accounting principles discussed in Financial Accounting Standards Board Emerging Issues Task Force Topic No. D-14, "*Transactions Involving Special-Purpose Entities.*" The Company treats the Butler-obligor contracts as if they were administrator-obligor contracts and recognizes revenues under such contracts pursuant to TB 90-1. Additionally, because the Company is treating the Butler-obligor contracts as Warrantech-obligor contracts for financial reporting purposes only, the Company eliminated the transactions between Warrantech and Butler from its financial statements.

Reflecting these transactions for financial reporting purposes does not alter the legal obligations under the applicable agreements in which the Company is not responsible for, and has not assumed the obligations of Butler. Butler remains legally obligated under such agreements and the service contracts in which it is the named obligor. Butler is not deemed a "consolidated subsidiary" of the Company, as that term is used in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report. Butler's income, expenses, assets and liabilities have not been consolidated with those of the Company. Butler is an independent entity owned by parties unrelated to the Company and, except for the transactions between Butler and Warrantech as described in this Report, Warrantech does not have knowledge of, or control over, Butler's affairs or financial reporting. Warrantech also has no knowledge of, nor has it established or evaluated, Butler's internal controls or disclosure controls or procedures. Any reference to "consolidated subsidiary," internal controls or disclosure controls and procedures in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report, do not pertain to Butler.

Now that the Company is required to recognize revenues from all service contracts over the life of the service contracts, the Company believes that it is unlikely that the Company will be able to report operating profits until at least 2008 when the Company expects that the revenues recognized from prior periods will begin to equal the revenue being deferred to future periods. However, there can be no assurance that the Company will be profitable at that time. In the meantime, the revenue recognition policies adopted by the Company do not have an impact on the Company's cash flows which are an important measure of the Company's financial condition and are reflected in the Statements of Cash Flows which are part of these financial statements.

Direct Costs

Direct costs, consisting primarily of insurance premiums and commissions, are costs directly related to the production and acquisition of service contracts. Effective with the application of the revenue recognition policy(s) described above on all service contracts, the Company recognizes direct costs according to Statement of Financial Accounting Standards No. 113 ("SFAS 113"), *"Accounting and Reporting for Reinsurance of Short-Duration and Long Duration Contracts"* which requires that insurance premium costs be ratably expensed over the life of the service contract.

Impairment of Long-Lived Assets

The Company assesses potential impairment of its long-lived assets, which include its property and equipment and its identifiable intangibles such as software development costs, goodwill and deferred charges under the guidance of SFAS 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Once annually, or as events or circumstances indicate that an asset may be impaired, the Company assesses potential impairment of its long-lived assets. The Company determines impairment by measuring the undiscounted future cash flows generated by the assets, comparing the result to the assets' carrying value and adjusting the assets to the lower of their carrying value or fair value and charging current operations for any measured impairment. At December 31, 2005 and 2004, the Company found no impairment to its property and equipment or its other identifiable intangibles.

Income Taxes

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgments are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgments are routinely reviewed by management. At March 31, 2005, the Company had deferred tax assets of $23,426,366, net of a valuation allowance of $1,255,462.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As of March 31, 2005, the Company did not have any derivatives, debt or hedges outstanding. Therefore, the Company was not subject to interest rate risk. In addition, the risk of foreign currency fluctuation was and is not material to the Company's financial position or results of operations.

Short-term marketable securities and long-term investments are comprised of municipal bonds which bear interest at fixed rates. Interest income from these securities is generally affected by changes in the U.S. interest rates. The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates. The tables present principal cash flows and weighted-average interest rates by expected maturity dates. All of the investments are considered "available for sale." The resultant differences between amortized cost and fair value, net of taxes, have been reflected as a separate component of accumulated other comprehensive income.

Principal amounts by expected maturity as of March 31, 2005 of marketable securities are as follows:

	Expected Maturity Date							
	2006	2007	2008	2009	2010	Thereafter	Total Costs	Fair Value
Available for sale securities	$1,425,000	$595,000	$ -	$ -	$ -	$ -	$2,020,000	$2,043,758
Interest rate	3.51%	4.09%						

Principal amounts by expected maturity as of March 31, 2004 of marketable securities are as follows:

	Expected Maturity Date							
	2005	2006	2007	2008	2009	Thereafter	Total Costs	Fair Value
Available for sale securities	$1,355,000	$925,000	$120,000	$ -	$ -	$-	$2,400,000	$2,454,131
Interest rate	4.36%	3.95%	1.99%					

The following table sets forth the carrying amounts and fair values of the Company's other receivables at March 31, 2005.

	Expected Maturity Date							
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Other Receivables – 0% interest	$6,211,793	$-	$-	$-	$-	$-	$6,211,793	$6,211,793

The following table sets forth the carrying amounts and fair values of the Company's other receivables at March 31, 2004.

	Expected Maturity Date							
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Other Receivables – 0% interest	$7,322,289	$-	$-	$-	$-	$-	$7,322,289	$7,322,289

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

All other schedules for which provision is made in applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted or the information is presented in the consolidated financial statements or accompanying notes.



WEINICK
SANDERS
LEVENTHAL & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX: 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Warrantech Corporation

We have audited the accompanying consolidated balance sheets of Warrantech Corporation and Subsidiaries as of March 31, 2005 and 2004 and its related consolidated statements of operations and comprehensive income, common stockholders' equity (capital deficiency) and cash flows for the fiscal years ended March 31, 2005, 2004 and 2003. Our audits also included the financial statement schedules listed in the index. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (Unites States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Warrantech Corporation and Subsidiaries at March 31, 2005 and 2004 and the consolidated results of their operations and comprehensive income and their cash flows for the years ended March 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Weinick Sanders Leventhal & Co., LLP

New York, NY
June 15, 2005

WARRANTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Twelve Months Ended March 31,		
	2005	2004	2003
Gross revenues	$119,767,729	$149,328,267	$146,754,611
Net (increase) decrease in deferred revenues	(6,632,830)	(29,366,988)	(48,517,264)
Net revenues	113,134,899	119,961,279	98,237,347
Direct costs	84,908,245	87,427,618	62,549,340
Gross Profit	$28,226,654	$32,533,661	$35,688,007
Operating expenses			
Service, selling, and general and administrative	26,738,026	29,931,180	30,573,275
Provision for bad debt expense	4,045,271	590,000	150,444
Depreciation and amortization	2,549,970	3,280,604	3,885,054
Total costs and expenses	33,333,267	33,801,784	34,608,773
Income (loss) from operations	(5,106,613)	(1,268,123)	1,079,234
Other income	857,860	574,460	774,274
Income (loss) before provision for income taxes	(4,248,753)	(693,663)	1,853,508
Provision for income taxes	(640,960)	(177,292)	386,616
Net income (loss)	($3,607,793)	($516,371)	$1,466,892
Earnings (loss) per share:			
Basic	($0.23)	($0.03)	$0.10
Diluted	($0.23)	($0.03)	$0.10
Weighted average number of shares outstanding:			
Basic	15,396,342	15,344,563	15,317,881
Diluted	15,469,074	15,569,608	15,398,910

Comprehensive Income

	For the Years Ended March 31,		
	2005	2004	2003
Net income (loss)	($3,607,793)	($516,371)	$1,466,892
Other comprehensive income (loss), net of tax			
Unrealized gain (loss) on investments	(5,254)	(17,083)	13,713
Foreign currency translation adjustments	86,909	364,858	(158,659)
Comprehensive income (loss)	($3,526,138)	($168,596)	$1,321,946
Comprehensive income (loss) per share:	($0.23)	($0.01)	$0.09

See report of independent auditors and accompanying notes to consolidated financial statements.

WARRANTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$4,591,746	$5,229,773
Investments in marketable securities	1,438,346	1,370,731
Accounts receivable, (net of allowances of $576,832 and $233,667, respectively)	20,297,743	23,369,612
Other receivables, (net of allowances of $3,718,954 and $0, respectively)	6,211,793	7,322,289
Employee receivables	42,912	70,908
Deferred income taxes	5,786,881	3,478,250
Prepaid taxes	41,530	-
Prepaid expenses and other current assets	945,786	728,265
Total current assets	39,356,737	41,569,828
Property and equipment, net	4,356,537	5,746,851
Other assets:		
Excess of cost over fair value of assets acquired (net of accumulated amortization of $5,825,405)	1,637,290	1,637,290
Deferred income taxes	17,639,485	18,879,171
Deferred direct costs	198,333,403	186,513,417
Investments in marketable securities	605,412	1,083,400
Restricted cash	800,000	825,000
Split dollar life insurance policies	900,145	900,145
Other assets	34,830	29,448
Total other assets	219,950,565	209,867,871
Total Assets	$263,663,839	$257,184,550

See report of independent auditors and accompanying notes to consolidated financial statements.

WARRANTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
Current liabilities:		
Current maturities of long-term debt and capital lease obligations	$541,626	$664,406
Insurance premiums payable	38,721,325	31,613,047
Income taxes payable	-	48,099
Accounts and commissions payable	7,952,621	7,083,459
Claims loss liability	2,930,559	5,608,893
Accrued expenses and other current liabilities	4,341,754	3,776,199
Total current liabilities	54,487,885	48,794,103
Deferred revenues	235,588,801	228,955,971
Claims loss liability	1,833,385	3,882,685
Long-term debt and capital lease obligations	923,984	980,903
Deferred rent payable	439,468	369,839
Total liabilities	293,273,523	282,983,501
Commitments and contingencies	-	-
Stockholders' equity (capital deficiency):		
Preferred stock - $.0007 par value authorized - 15,000,000 Shares issued - none at March 31, 2005 and March 31, 2004	-	-
Common stock - $.007 par value authorized - 30,000,000 Shares issued - 16,586,283 shares at March 31, 2005 and March 31, 2004 16,586,283 shares at March 31, 2004	116,106	116,106
Additional paid-in capital	23,800,228	23,800,228
Loans to directors and officers	(11,032,065)	(10,747,470)
Accumulated other comprehensive income, net of taxes	232,456	150,801
Retained earnings (deficit)	(38,538,852)	(34,931,059)
	(25,422,127)	(21,611,394)
Treasury stock - at cost, 1,187,606 shares at March 31, 2005 and March 31, 2004	(4,187,557)	(4,187,557)
Total Stockholders' Equity (Capital Deficiency)	(29,609,684)	(25,798,951)
Total Liabilities and Stockholders' Equity (Capital Deficiency)	$263,663,839	$257,184,550

See report of independent auditors and accompanying notes to consolidated financial statements.

WARRANTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (CAPITAL DEFIECINCY)

	For the Years Ended March 31,		
	2005	2004	2003
Common Stock Outstanding (shares)			
Balance, beginning of year	16,586,283	16,530,324	16,525,324
Exercise of common stock options	-	48,667	5,000
Issuance of common stock	-	7,292	-
Balance, end of year	16,586,283	16,586,283	16,530,324
Common Stock (amount)			
Balance, beginning of year	$116,106	$115,714	$115,679
Exercise of common stock options	-	341	35
Issuance of common stock	-	51	-
Balance, end of year	$116,106	$116,106	$115,714
Additional Paid-In Capital			
Balance, beginning of year	$23,800,228	$23,760,809	$23,745,944
Exercise of unrestricted common stock options	-	-	2,065
Exercise of restricted common stock options	-	-	12,800
Issuance of common stock	-	39,419	-
Balance, end of year	$23,800,228	$23,800,228	$23,760,809
Loans to Directors and Officers			
Balance, beginning of year	($10,747,470)	($10,462,094)	($10,163,875)
Current year interest on loans	(284,595)	(285,376)	(298,219)
Balance, end of year	($11,032,065)	($10,747,470)	($10,462,094)
Accumulated Other Comprehensive Income			
Balance, beginning of year	$150,801	($196,974)	($52,028)
Foreign currency translation adjustments	86,909	364,858	(158,659)
Unrealized gain (loss) on investments	(5,254)	(17,083)	13,713
Balance, end of year	$232,456	$150,801	($196,974)
Retained Earnings (Accumulated Deficit)			
Balance, beginning of year	($34,931,059)	($34,414,688)	($35,881,580)
Net income (loss)	(3,607,793)	(516,371)	1,466,892
Balance, end of year	($38,538,852)	($34,931,059)	($34,414,688)
Common stock in treasury (shares)			
Balance, beginning of year	(1,187,606)	(1,249,690)	(1,212,159)
Purchase of treasury shares	(32,500)	-	(259,753)
Issuance of treasury shares	32,500	62,084	222,222
Balance, end of year	(1,187,606)	(1,187,606)	(1,249,690)
Common stock in treasury (amount)			
Balance, beginning of year	($4,187,557)	($4,274,670)	($4,224,641)
Purchase of treasury shares	(23,956)	-	(155,774)
Issuance of treasury shares	23,956	87,113	105,745
Balance, end of year	($4,187,557)	($4,187,557)	($4,274,670)
Total Stockholders' Equity (Capital Deficiency)	($29,609,684)	($25,798,951)	($25,471,901)

See report of independent auditors and accompanying notes to consolidated financial statements.

WARRANTECH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	($3,607,793)	($516,371)	$1,466,892
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,549,970	3,280,604	3,885,054
Compensatory element of stock options	-	-	12,800
Provision for bad debt expense	4,045,271	590,000	150,444
Deferred revenues	6,632,830	12,235,343	48,890,474
Deferred direct costs	(11,819,986)	(12,956,068)	(47,285,192)
Deferred income taxes	(1,068,945)	(466,872)	348,098
Deferred rent payable	69,629	(47,881)	227,460
Other	(4,234,284)	(245,130)	(513,039)
Increase (decrease) in cash flows as a result of changes in asset and liability balances:			
Accounts receivable	3,071,869	(1,361,004)	(3,566,473)
Other receivables	1,138,492	(2,019,477)	(3,150,220)
Receivable from Reliance Warranty, Inc.	-	15,892,635	-
Income taxes	(89,629)	(33,137)	1,210,312
Prepaid expenses and other current assets	(217,521)	490,127	(617,448)
Split dollar life insurance policies	-	(23,019)	27,046
Other assets	(5,382)	17,674	(2,576)
Insurance premiums payable	7,108,278	(4,457,945)	9,600,727
Accounts and commissions payable	869,162	(1,034,912)	1,157,906
Claims loss liability - Reliance	(4,727,634)	(9,262,407)	(10,959,364)
Accrued expenses and other current liabilities	565,554	242,093	365,440
Total Adjustments to reconcile net income to net cash provided by operating activities:	3,887,673	840,624	(218,551)
Net cash flows provided by operating activities	280,170	324,252	1,248,341
Cash flows from investing activities:			
Property and equipment purchased	(619,443)	(418,822)	(1,818,224)
Purchase of marketable securities	(1,245,000)	(1,455,000)	(790,000)
Decrease in notes receivable	-	-	137,683
Proceeds from sales of marketable securities	1,625,000	1,190,000	945,000
Net cash (used) by investing activities	(239,443)	(683,822)	(1,525,541)
Cash flows from financing activities:			
Exercise of common stock options and stock grants	-	18,868	2,100
Purchase treasury stock	(23,956)	-	(155,774)
Repayments, notes and capital leases	(654,799)	(852,055)	(845,874)
Net cash (used by) financing activities	(678,754)	(833,187)	(999,548)
Net increase (decrease) in cash and cash equivalents	(638,027)	(1,192,757)	(1,276,748)
Cash and cash equivalents at beginning of year	5,229,773	6,422,530	7,699,278
Cash and cash equivalents at end of year	$4,591,746	$5,229,773	$6,422,530
Supplemental Cash Flow Information:			
Cash payments (receipts) for:			
Interest	$149,200	$148,358	$275,185
Income taxes	$566,644	$48,650	($1,218,916)
Non-cash investing and financing activities:			
Property and equipment financed through capital leases	$538,609	$487,060	$1,120,273
Increase in loans to officers and directors	($284,595)	($285,376)	($298,219)
Issuance of treasury stock for services rendered	$23,956	$87,113	$105,745

See report of independent auditors and accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business **–** Warrantech, through its wholly owned subsidiaries, designs, develops, markets and acts as a third party administrator for programs ("Programs") for service contracts, limited warranties and replacement plans (collectively, "Plans"). The Company provides these services to a variety of clients in selected industries. On a Program by Program basis in the Automotive and Consumer Products segments, the Company contracts with highly rated independent insurance companies or risk retention groups to provide coverage for the Plans to be sold or issued under the Programs. This coverage obligates the insurer to pay the cost of repairs or replacements of the products covered by the Plans. In the Home segment, the Company is self insured.

Plans issued under the Company's Programs provide consumers with expanded and/or extended product breakdown coverage for a specified period of time (and/or mileage in the case of automobiles and recreational vehicles), similar to that provided by manufacturers under the terms of their product warranties. Coverage generally provides for the repair or replacement of the product, or a component thereof, in the event of its failure. The Company's Programs provide clients with the opportunity for increased revenue and income without incurring the costs and responsibilities of operating their own programs.

The Plans for the Automotive and Consumer Products segments generally have terms extending up to one hundred twenty (120) months or, in the case of mileage based Plans, up to one hundred fifty thousand (150,000) miles. All repairs and/or replacements required under these Plans are performed by independent third party repair facilities or dealers. The cost of any repair or replacement under these plans is generally paid by the insurance company or retention group with which the Company has contracted to provide coverage for the Plan. Plans for the Home segment are generally for twelve months. The cost of any repair or replacement for plans in the Home segment is paid for by the Company.

Contract Obligors **-** Each Plan contains the name of a designated obligor that is legally responsible for the cost of any valid claim submitted under the Plan. The Company, however, arranges for an independent insurance company to issue a policy on behalf of the named obligor that covers all of the obligor's liabilities under the Plan for the Automotive and Consumer Products segments. As a result, the insurance company is then ultimately responsible for paying the cost of any and all valid claims submitted under these Plans. In the event, however, that the insurance company refuses or is unable to pay a covered claim, the designated obligor will be responsible for the payment and it will have recourse against the insurance company or its estate (in the event of an insolvency or liquidation) to recover the payment.

Prior to April 1, 2000, one of the Company's subsidiaries or a retailer/dealer would routinely be named the obligor under the Plans. Since April 1, 2000, however, Butler Financial Services, LLC ("Butler"), a company unrelated to Warrantech but included in the Company's financial results due to its close transactional ties with the Company, has served as the obligor under all Plans sold or issued under a Program in exchange for a fee payable by the seller or issuer of the Plan. Notwithstanding the forgoing, however, a Company subsidiary continues to act as the designated obligor for Plans sold in the States of California and Florida due to regulatory considerations. Furthermore, Butler had contractually assumed the liabilities of the obligor under all pre-existing Plans in which one of the Company's subsidiaries was named as the designated obligor. The liabilities of the designated obligor under these pre-existing Plans were insured by an independent insurance company and, as a result of this assumption by Butler, the coverage afforded by these insurance policies now benefits Butler as the named obligor.

Certain of the Plans under which Butler is the designated obligor were insured by Reliance. The liquidation of Reliance has eliminated Butler's insurance coverage under those Plans. Warrantech Automotive is the obligor, as well as the administrator, under some of the VSC's that were insured by Reliance. As the obligor, Warrantech Automotive is ultimately responsible for paying the valid claims submitted under those VSC's in which Warrantech Automotive is the designated obligor. Prior to Reliance's liquidation, Reliance paid the cost of such covered claims under the insurance policies it provided. Subsequent to the liquidation of Reliance, however, insurance coverage for Warrantech Automotive's obligations under those VSC's was no longer available.

While the Company had provided Butler notice of termination of the Obligor Agreement between the two Companies effective Oct 22, 2004, it subsequently amended the termination notice and Butler remains the obligor on certain service contracts.

Basis of Presentation and Principles of Consolidation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These consolidated financial statements include the accounts of Warrantech Corporation, its subsidiaries, all of which are wholly owned, and certain transactions involving Butler due to its related interest to the Company. All intercompany accounts and transactions have been eliminated in consolidation.

Risks and Uncertainties - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions which affect the reporting of assets and liabilities as of the dates of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition Policy - Revenue from administrator-obligor contracts is recognized in accordance with Financial Accounting Standards Board Technical Bulletin 90-1, "*Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts,*" ("TB 90-1"). The Company recognizes such revenue over the life of the contract on a straight-line basis. In addition the Company charges the costs of contracts to operations over the life of the contracts on a straight-line basis.

Historically, through June 30, 2003, the Company recognized revenues from dealer-obligor service contracts, in which the retailer/dealer or a third party is designated as the obligor, in direct proportion to the costs incurred in providing the service contract programs to the Company's clients. Revenues in amounts sufficient to meet future administrative costs and a reasonable gross profit were deferred. With the issuance of EITF Abstracts Issue No. 00-21 (EITF No. 00-21), "Revenue Arrangements with Multiple Deliverables", as of July 1, 2003, the Company recognizes revenue from these dealer-obligor contracts on a straight-line basis over the life of the service contract, pursuant to Staff Accounting Bulletin 101.

Since Butler has been determined to be a nominally capitalized entity, all transactions concerning Butler obligor-contracts are treated in a manner similar to the accounting principles discussed in Financial Accounting Standards Board Emerging Issues Task Force Topic No. D-14, "*Transactions Involving Special-Purpose Entities.*" The Company treats the Butler-obligor contracts as if they were administrator-obligor contracts and recognizes revenues under such contracts pursuant to TB 90-1. Additionally, because the Company is treating the Butler-obligor contracts as Warrantech-obligor contracts for financial reporting purposes only, the Company eliminated the transactions between Warrantech and Butler from its financial statements.

Reflecting these transactions for financial reporting purposes does not alter the legal obligations under the applicable agreements in which the Company is not responsible, and has not assumed the obligations of Butler. Butler remains legally obligated under such agreements and the service contracts in which it is the named obligor. Butler is not deemed a "consolidated subsidiary" of the Company, as that term is used in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report. Butler's income, expenses, assets and liabilities have not been consolidated with those of the Company. Butler is an independent entity owned by parties unrelated to the Company and, except for the transactions between Butler and Warrantech as described in this Report, Warrantech does not have knowledge of, or control over, Butler's affairs or financial reporting. Warrantech also has no knowledge of, nor has it established or evaluated, Butler's internal controls or disclosure controls or procedures. Any reference to "consolidated subsidiary," internal controls or disclosure controls and procedures in this Report, including, but not limited to, the Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 which are annexed to this Report, do not pertain to Butler.

Now that the Company is required to recognize revenues from all service contracts over the life of the service contracts, the Company believes that it is unlikely that the Company will be able to report operating profits until at least 2008 when the Company expects that the revenues recognized from prior periods will begin to equal the revenue being deferred to future periods. However, there can be no assurance that the Company will be profitable at that time. In the meantime, the revenue recognition policies adopted by the Company do not have an impact on the Company's cash flows which are an important measure of the Company's financial condition and are reflected in the Statements of Cash Flows which are part of these financial statements.

Direct Costs - Direct costs, which consist primarily of insurance premiums and commissions, are those costs directly related to the production and acquisition of service contracts. Effective with the application of the revenue recognition policy described above on all service contracts, the Company recognizes direct costs according to Statement of Financial Accounting Standards No. 113 ("SFAS 113"), *"Accounting and Reporting for Reinsurance of Short-Duration and Long Duration Contracts"*. This requires that insurance premium costs be ratably expensed over the life of the service contract.

Profit Sharing Arrangement - Pursuant to certain agreements with its insurers, the Company may be eligible to share a portion of the insurers' profits on the Company's service contract programs. The amounts to be received, if any, are determined based upon the residual value of the premiums set aside by the insurer to pay losses (the "Loss Fund"). The residual value is comprised of underwriting profits and investment income earned on the monies in the Loss Fund. Subsequent adjustments to original estimates are solely changes in estimates based upon current information, affording the Company better determination of ultimate profit sharing revenues and are reflected in income when known. The Company recognized $41,920, $173,610 and $71,784 in profit sharing on its International business in the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Provision for Bad Debt Expense - The Company's policy is to establish an allowance for doubtful accounts when receivables are determined to be uncollectible or impaired.

Earnings Per Share - The Company has adopted Statement of Financial Accounting Standards No. 128, *"Earnings per Share"*, which modified the calculation of earnings per share ("EPS".) This Statement replaced the previous presentation of primary and fully diluted EPS to basic and diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS includes the dilution of common stock equivalents, and is computed similarly to fully diluted EPS pursuant to Accounting Principle Board ("APB") Opinion 15. All prior periods presented have been restated to reflect this adoption.

Cash and Cash Equivalents - Cash and cash equivalents for the purpose of reporting cash flows for all periods presented include cash on deposit and certificates of deposit. There were no other cash equivalents at March 31, 2005 and 2004.

At March 31, 2005 and 2004, respectively, the Company had cash on deposit in excess of federally insured limits of $376,818 and $596,879. Additionally, at March 31, 2005 and 2004, the Company had cash on deposit in foreign bank accounts not covered by United States insurance limits of $1,893,013 and $2,212,626, respectively.

Included in the cash and cash equivalent balances as reported at March 31, 2005 and 2004, respectively, is $1,354,497 and $2,591,419 of cash related to Butler. Since Butler is a private company, the Company has no means to determine the disposition of this cash, if any, and, accordingly management disclaims any knowledge of the existence of this cash or related assets, liabilities or expenses. As part of its agreement to receive monies received from RIC, Butler agreed to restrict its cash received from RWC related to such settlement to be used to pay future Reliance claims. At March 31, 2005 and March 31, 2004, of the $1,982,012 received from RWC, Butler had $0 and $1,390,064 in such restricted cash on deposit.

Investments in Marketable Securities - All investments in marketable securities have been classified as available-for-sale and are carried at fair value with changes in unrealized gains and losses being reflected as a separate component of accumulated other comprehensive income, net of tax.

Property and Equipment - Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging between 3 and 7 years.

Capitalization Policy - In accordance with Statement of Position 98-1, the Company capitalizes purchased software or software development and implementation costs incurred internally or through independent consultants related to the Company's state of the art proprietary relational database and interactive operating software for warranty tracking and sales. These systems are only available for internal uses and are not available for purchase by outside parties. All direct implementation costs and purchased software costs are capitalized and amortized using the straight-line method over their estimated useful lives not to exceed a five-year period. Of the $1,793,937 and $2,849,015 of net unamortized software development costs at March 31, 2005 and March 31, 2004, respectively, the Company capitalized $540,388 and $441,300 during these periods, respectively.

Once annually or as events or circumstances indicate that an asset may be impaired, the Company assesses potential impairment of its long-lived assets, which include its property and equipment and its identifiable intangibles such as software development costs, goodwill and deferred charges. The Company determines such impairment by measuring the undiscounted future cash flow generated by the assets, comparing the result to the assets carrying value and adjusting the asset to the lower of its carrying value or fair value and charging current operations for the measured impairment. At years ended March 31, 2005 and 2004, the Company found no impairment to its property and equipment or its other identifiable intangibles.

Excess of Cost Over Fair Value of Assets Acquired - The excess of cost over fair value of the assets acquired ("Goodwill") is a result of the purchases of Dealer Based Services, Inc. in 1989, and certain assets of Distributors & Dealers Service Co., Inc. in October 1997. Prior to the early adoption of Statement of Financial Accounting Standard No. 142 "Goodwill and Intangible Assets" on April 1, 2001, the excess of cost over fair value of assets acquired was being amortized on a straight-line basis over 15, 10 and 4.5 years, respectively.

Impairment of Long-lived Assets – The Company assesses potential impairment of its long-lived assets, which include its property and equipment and its identifiable intangibles such as software development costs, goodwill and deferred charges under the guidance of SFAS 144 "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" Once annually, or as events or circumstances indicate that an asset may be impaired, the Company assesses potential impairment of its long-lived assets. The Company determines impairment by measuring the undiscounted future cash flows generated by the assets, comparing the result to the assets' carrying value and adjusting the assets to the lower of their carrying value or fair value and charging current operations for any measured impairment.

Advertising Costs - The Company expenses advertising costs as incurred. Advertising expenses for the years ended March 31, 2005, 2004 and 2003 were $216,737, $197,833 and $261,182, respectively.

Stock Based Compensation - The Company applies Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25") and related interpretations in accounting for its stock-based compensation plans. Under APB 25, compensation expense for stock option and award plans is recognized as the difference between the fair values of the stock at the date of the grant less the amount, if any, the employee or director is required to pay. Certain operating officers have been issued shares of the Company's common stock as part of their compensation under their employment agreements. This compensation is to be earned by the officers and charged to operations over five years, the term of the employment agreements. In addition, certain employees have been issued restricted shares of the Company's common stock as compensation. Such compensation is amortized over the restriction period, which is generally two years. Certain non-employees have been issued options to purchase stock in lieu of compensation. The intrinsic value of these options at the time of grant has been charged to expense.

Income Taxes - Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgments are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgments are routinely reviewed by management.

Foreign Currency Translation - Financial statement accounts expressed in foreign currencies are translated into United States dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "*Foreign Currency Translation*". The functional currency for the Company's Chilean and Peruvian operations are their respective local currencies. Transaction gains and losses are reflected in operations, while translation gains and losses are reflected as a separate component of accumulated other comprehensive income, net of tax.

Comprehensive Income - The Company has adopted SFAS No. 130 "*Reporting Comprehensive Income*". SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had minimal impact on the Company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses to be recorded on the Company's available for sale securities and foreign currency translation adjustments, which prior to the adoption were reported separately in stockholders' equity, to be included in other comprehensive income.

Contingent Liability Policy - In accordance with SFAS No. 5 and Financial Accounting Standards Interpretation ("FIN") 14, the Company may have certain contingent liabilities with respect to material existing or potential claims, lawsuits and other proceedings. The

Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated and measured.

2. CLAIMS LOSS LIABILITY

During the second fiscal quarter of 2002, the Pennsylvania Insurance Commissioner informed the Company that Reliance would be liquidated and cease making payments on claims. The Pennsylvania Insurance Commissioner determined that Reliance was not likely to be able to satisfy all of the claims that would be submitted to it due to the circumstances arising out of the September 11, 2001 terrorist attacks on the World Trade Center. Reliance underwrote approximately 48% of the automotive service contracts that were sold by Warrantech Automotive during approximately one and one-half years ending in November 2001. Approximately 52% of the automotive service contracts sold by Warrantech Automotive during that period are not affected by the Reliance liquidation. Service contracts sold before and after that period are not affected because they are underwritten by other insurance companies.

Warrantech Automotive was the named obligor, as well as the administrator, under some of the vehicle service contracts insured by Reliance. As the obligor, Warrantech Automotive would ultimately be responsible for paying for the repairs under such contracts. Additionally, for financial reporting purposes only, Warrantech is treated as the obligor under the service contracts in which Butler is the named obligor. While Warrantech is not obligated to pay claims under such service contracts, it has treated the claims obligations under the Butler-obligor contracts, including the service contracts which were insured by Reliance, as obligations of the Company for accounting purposes. Prior to Reliance's liquidation, Reliance covered the cost of the repairs under the insurance policies it provided. Because of Reliance's liquidation, insurance coverage for the Company's obligations under those service contracts ceased to exist. However, a non-insurance affiliate of Reliance, Reliance Warranty Company ("RWC"), which was not placed in liquidation, held premiums totaling approximately $15,892,635 relating to a portion of the service contracts in which Butler, the retailer/dealers and Warrantech Automotive were the named obligors. The Company received $15,892,635 from RWC during the fourth quarter of fiscal 2004, as part of a settlement for claims paid by the Company on behalf of RWC. As a result of the Reliance liquidation, the Company recorded a claims liability expense for $19,591,713 during fiscal 2002, which was net of the $15,892,632 receivable from RWC.

To mitigate its claims liability expense resulting from Reliance's liquidation, the Company is attempting to ascertain if any recovery is available on Federal subsidies to the insurance industry in general or Reliance specifically, as a result of the terrorist attacks to pay vehicle service contract claims. If such subsidies are available, it could take years before recovery, if any, is obtained. In February 2005, the Company also began legal proceedings for recovery of approximately $3 million against certain state guaranty funds. In June 2005 the Company made its first state guaranty settlement with one of the defendants in its action.

During the years ended March 31, 2005, 2004, 2003 and 2002, the Company paid $4,727,641, $9,262,407, $10,959,364 and $5,770,999, respectively, in claims related to Reliance obligations. Remaining amounts are expected to be paid out as set forth in the following table.

	Expected Payment Date						
	2006	2007	2008	2009	2009	Thereafter	Total
Claims loss liability	$2,930,559	$1,682,400	$120,891	$16,614	$10,466	$3,014	$4,763,944

3. RESTRICTED CASH

At March 31, 2005 and 2004, cash in the amount of $800,000 and $825,000, respectively was on deposit with Florida and Ohio regulatory agencies to comply with their state insurance laws. Additionally, Butler had $0, at March 31, 2005 and $1,390,064 at March 31, 2004, which was restricted, and held in trust by the Company, for use to pay Reliance claims.

4. INVESTMENTS IN MARKETABLE SECURITIES

Short-term marketable securities and long-term investments are comprised of municipal bonds which bear interest at fixed rates. Interest income from these securities is generally affected by changes in the U.S. interest rates. The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates. The tables present principal cash flows and weighted-average interest rates by expected maturity dates. All of the investments are considered "available for sale." The resultant differences between amortized cost and fair value, net of taxes, have been reflected as a separate component of accumulated other comprehensive income.

Principal amounts by expected maturity as of March 31, 2005 of marketable securities are as follows:

	Expected Maturity Date							
	2006	2007	2008	2009	2010	Thereafter	Total Costs	Fair Value
Available for sale securities	$1,425,000	$595,000	$-	$-	$ -	$-	$2,020,000	$2,043,758
Interest rate	3.51%	4.09%	-	-	-	-		

Principal amounts by expected maturity as of March 31, 2004 of marketable securities are as follows:

	Expected Maturity Date							
	2005	2006	2007	2008	2009	Thereafter	Total Costs	Fair Value
Available for sale securities	$1,355,000	$925,000	$120,000	$-	$-	$-	$2,400,000	$2,454,131
Interest rate	4.36%	3.95%	1.99%	-	-	-		

5. ACCOUNTS RECEIVABLE

Significant Customer Bankruptcy - On January 11, 2005, Ultimate Electronics, Inc. and six of its subsidiaries ("Ultimate") filed individual voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Sales to Ultimate represent 10% and 32% of the Company's and its Consumer Products segment's total gross revenues during fiscal 2005, making it the Company's and Consumer Products segment's largest customer. Pursuant to the provisions of Chapter 11, Warrantech was obligated to honor its existing contact with Ultimate and Ultimate continued to sell service contracts during this period of reorganization. At present, Ultimate is current in its payments to Warrantech with respect to sales subsequent to January 11, 2005 " post-petition sales ". At the time of filing, however, Warrantech believes that Ultimate owed it approximately $3.27 million for sales up to January 11, 2005 " pre-petition sales" and Warrantech has filed a "proof of claim" in this amount with the Court. At this time, it is impossible to estimate what Warrantech will recover on its claim. Final Bankruptcy Court settlements are expected to take place during the third fiscal 2006 quarter.

In separate orders dated April 19, 2005, the Court approved the following two actions. Thirty (30) of Ultimate's stores were scheduled for closing and a liquidator was retained to dispose of existing inventory. The liquidator was authorized by the Court to sell Warrantech service contracts during the liquidation period in accordance with the terms of the existing Ultimate contract. At this time, the liquidation has been substantially completed. The remaining stores were purchased by Mark Wattles, the principal shareholder of Ultimate, through an entity named Ultimate Acquisition Partners, L.P. ("Acquisition"). As part of the Purchase Agreement, Acquisition was given until August 31, 2005, to decide if it wants to assume Ultimate's contract with Warrantech. If it chooses to assume the contract, it must reach an agreement with Warrantech with respect to satisfaction of Warrantech's pre-petition claim. Until such decision is made, Acquisition can continue to sell Warrantech service contracts in accordance with the terms of the Ultimate contract. If Acquisition elects not to assume the existing Ultimate contract, it can negotiate a new agreement with Warrantech (in which no cure payment would be legally required) or it can select a new service contract provider. At this time, no such decision has been made.

At March 31, 2005, the Company was owed $3.7 million by Ultimate. The Company has filed a proof of claim for $3.27 million with the bankruptcy court. No provision for bad debts has been recorded as of the fiscal year ended March 31, 2005.

Accounts Receivable Security - The Company has executed an agreement with Great American Insurance Company ("GAIC") that provides the Company with extended premium payment terms and a $3 million line of credit ("GAIC Agreement"). All of the Company's obligations to GAIC pursuant to the GAIC Agreement are secured by all of the Company's Automotive and Consumer Products segment's accounts receivable, which were $19,118,161 and $21,946,394 at March 31, 2005 and 2004, respectively.

6. OTHER RECEIVABLES

During fiscal year ending March 31, 2005 and March 31, 2004, the Company incurred $1,865,399 and $1,853,555, respectively, in legal expenses related to the Lloyd's litigation. The Company, in anticipation of receiving reimbursement for these expenses from its insurance company under a professional liability insurance policy, deferred the legal fees. In January 2005, as a result of a summary judgment, the court ruled that the insurance company was not responsible for payment of the Company's legal costs. The Company has appealed the court's decision. As a result of the lower court's ruling, the Company has provided for this potential bad debt of $3,718,954 during the year ended March 31, 2005. Some future legal expenses are expected to be covered under the Company's Director's and Officer's liability insurance policy.

The nature and amounts of Other Receivables as of March 31, 2005 and 2004 are as follows. :

	March 31,	
	2005	**2004**
Other receivables, net		
Due from insurance companies	$5,334,621	$4,494,331
Due from insurance companies – reimbursement of legal fees	3,718,954	1,865,399
Due from insurance companies – profit sharing	41,920	61,441
Due from dealers	384,304	464,436
Due from insurance companies/dealers	9,478,799	6,885,607
Agent advances	61,787	109,604
Other	389,161	327,078
	9,930,747	5,299,889
Allowance for doubtful accounts	(3,718,954)	-
Total Other receivables, net	$6,211,793	$7,322,289

The following table sets forth the carrying amounts and fair values of the Company's other receivables at March 31, 2005.

	Expected Maturity Date							
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Other receivables, net	$6,211,793	-	-	-	-	-	$6,211,793	$6,211,793

The following table sets forth the carrying amounts and fair values of the Company's loan and other receivables at March 31, 2004.

	Expected Maturity Date							
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Other receivables, net	$7,322,289	-	-	-	-	-	$7,322,289	$7,322,289

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31

	March 31	
	2005	2004
Automobiles	$61,280	$61,280
Equipment, furniture and fixtures	9,945,239	9,867,191
Leasehold improvements	2,031,248	2,028,573
Software development costs	16,211,130	15,670,248
	28,248,897	27,627,292
Less: Accumulated depreciation and amortization	25,607,392	23,642,267
	2,641,505	3,985,024
Assets under capital leases:		
Cost	10,154,148	9,666,422
Less: Accumulated amortization	8,439,116	7,904,595
	1,715,032	1,761,827
Total Property and Equipment, net	$4,356,537	$5,746,851

Amortization expense on assets under capital leases for the years ended March 31, 2005, 2004 and 2003 was $434,300, $520,340 and $662,715, respectively. Depreciation expense on property and equipment other than under capital leases for the years ended March 31, 2005, 2004 and 2003 was $2,115,670, $2,760,264, and $3,222,339, respectively.

8. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations consisted of the following:

	March 31,	
	2005	2004
Capital lease obligations - for property and equipment payable monthly with interest rates ranging from 4.92% to 12.67% due through 2009	$1,465,610	$1,636,197
Other	-	9,112
Less: Current maturities	541,626	664,406
Long-term portion	$923,984	$980,903

The aggregate amounts of maturities at March 31, 2005 were as follows:

Fiscal Year	Minimum Future Lease Payments
2006	$660,589
2007	458,955
2008	396,577
2009	148,107
2010	42,566
2011 and thereafter	-
	1,706,794
Less: amount representing interest	241,184
Net	$1,465,610

The capital lease obligations are collateralized by the capitalized property and equipment related to the underlying leases.

9. SPLIT DOLLAR LIFE INSURANCE POLICIES

Through April 2003, the Company made payments on split dollar life insurance policies on the lives of six officers of the Company, respectively. The Company suspended payment of premiums under these policies until the permissibility of making such payments under the Sarbanes-Oxley Act of 2002 is clarified. In lieu of these premium payments, beginning in September of 2004 and going forward the Company provides cash bonuses for the premium amount to these officers. The cash surrender value of these policies was $900,145 as of March 31, 2005 and March 31, 2004, respectively. The Company is the beneficiary of any proceeds from the policies up to the amount of premiums paid.

10. INCOME TAXES

A reconciliation of the income tax provision to the amount computed using the federal statutory rate is as follows:

	For the years ended March 31,					
	2005		2004		2003	
Income (loss) before income taxes	($4,248,753)		($693,663)		$1,853,508	
Federal statutory rate	($1,444,576)	34.0%	($235,846)	34.0%	$630,190	34.0%
State tax effect	(17,221)	0.4%	(96,037)	13.8%	(187,141)	-10.1%
Non deductible items	28,660	-.7%	55,073	-7.9%	34,657	1.9%
ıreign income taxed at rates other than Federal	349,372	-8.2%	(250,164)	36.1%	(194,789)	-10.5%
Foreign income tax withheld at the source	354,207	-8.3%	(211,787)	-30.5%	34,090	1.8%
Other	88,598	-2.1%	137,895	19.9%	69,609	3.8%
Provision (benefit) for income taxes	($640,960)	15.1%	($177,292)	25.6%	$386,616	20.9%

The components of tax expense are as follows:

For the Year Ended March 31, 2005	**Current**	**Deferred**	**Provision (Benefit)**
Federal	$ 2,466	$ (954,379)	$ (951,913)
State	5,951	(32,044)	(26,093)
Foreign	468,735	(131,689)	337,046
Total	$477,152	$(1,118,112)	$ (640,960)
For the Year Ended March 31, 2004:			
Federal	$ 8,703	$ (392,733)	$ (384,030)
State	(57,187)	(88,324)	(145,511)
Foreign	388,455	(36,206)	352,249
Total	$339,971	$ (517,263)	$ (177,292)
For the Year Ended March 31, 2003:			
Federal	$32,791	$482,370	$515,161
State	(104,423)	(179,124)	(283,547)
Foreign	110,148	44,854	155,002
Total	$38,516	$348,100	$386,616

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The components of the net deferred tax asset are as follows:

	For the Years Ended March 31,	
	2005	**2004**
Deferred tax assets		
Deferred revenue	$76,961,754	$74,011,369
Deferred rent	149,419	125,745
Provision for doubtful accounts	1,387,867	76,047
Accrued bonus	123,961	92,155
Foreign loss benefit	725,544	137,456
Net operating loss	4,166,598	3,057,265
Net state benefit	771,599	795,864
Tax vs. book depreciation	147,605	70,750
Other	17,581	91,243
Total assets	87,451,928	78,457,894
Deferred tax liabilities		
Deferred direct costs	(67,314,387)	(60,320,142)
Section 174 expense	(528,481)	(736,243)
Total liabilities	(67,842,868)	(61,056,385)
	19,609,060	17,401,509
Less: Valuation allowance	(1,255,462)	(17,224,489)
	18,353,598	17,224,489
Plus: Tax effect of Butler transaction	5,072,768	5,132,932
Net deferred tax asset	$23,426,366	$22,357,421

As of March 31, 2005, the Company had a United States net operating loss carryforward of approximately $12.25 million, which is available to reduce future regular federal taxable income. If not used, the entire carryover will expire in the years 2020 to 2025. As of March 31, 2005, the Company also had a foreign net operating loss carryforward of approximately $2.1 million. Due to the uncertainty of the realization of these foreign tax carryforwards, the Company established a valuation allowance against these carryforward benefits of $1,255,462 and $177,020 at March 31, 2005 and 2004, respectively.

Section 174 expense represents research and experimental expenses related to the development of a proprietary relational database and interactive software.

11. COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments - The Company leases office and warehouse space under noncancellable operating leases expiring through 2013. These leases include scheduled rent increases over their respective terms. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis over the lease terms, which differ from the cash payments required. Rent expense, net of sub-lease income, charged to operations for the years ended March 31, 2005, 2004 and 2003 was $1,646,252, $2,101,971 and $1,837,314, respectively.

Future minimum commitments under these leases that have initial or remaining lease terms in excess of one year at March 31, 2005, are as follows:

Fiscal Year	Amount
2006	$ 1,268,616
2007	1,247,740
2008	1,231,629
2009	1,288,409
2010	1,288,409
Thereafter through 2013	3,757,859
Total future minimum lease payments	$10,082,662

Employment Contracts – The Company has employment contracts with its officers and certain key employees. These employment contracts, expiring on various dates through 2008, provide for aggregate minimum annual base compensation of $2,484,937. Certain agreements also call for (i) annual increases, (ii) cost of living increases, (iii) automobile allowances, (iv) medical insurance, and (v) additional compensation if certain defined performance levels are attained. This additional compensation is to be paid in the form of cash and/or Company common stock. The Company also agreed to forgive interest which has accrued annually on a note between the Company and its CEO, for as long as the CEO remains in the Company's employ.

Line of Credit and Extended Payment Terms – The Company executed an agreement with GAIC on October 9, 2002, whereby GAIC agreed to provide funding by extending a favorable change of its credit terms to the Company. GAIC agreed to allow a 30 day extension to its normal payment terms as set forth in the service agreement. Interest is charged on amounts within the extended payment term at 3% per annum, calculated on a daily basis. GAIC also agreed to a separate line of credit for an amount up to $3 million through further extensions of terms, subject to certain adjustments. Funds provided by the line of credit are made available by GAIC by further extending its premium payment terms. Interest is charged on funds advanced from the line of credit at an annual rate equal to the prime interest rate plus 2%. As of March 31, 2005, the $3 million available line of credit from GAIC has been drawn down by the Company and is reflected in premium payable.

Letters of Credit - The Company maintains a $750,000 letter of credit for the benefit of the landlord of its headquarters office building. This letter of credit is automatically renewed annually through January 31, 2013.

The Company also maintains a $200,000 letter of credit for the benefit of its credit card processor. This letter of credit is automatically renewed annually, as long as the agreement with the credit card company is in place.

Equipment Financing – The Company has ongoing relationships with equipment financing companies and intends to continue financing certain future equipment needs through leasing transactions. The total amount financed through leasing transactions during the fiscal year ended March 31, 2005 amounted to $538,609 compared to $487,060 during the fiscal year ended March 31, 2004. At fiscal year end 2005, the Company had $1,465,609 in debt outstanding from capital lease obligations compared to $1,636,197 at fiscal year-end 2004.

Litigation **–** The Company is from time to time involved in litigation incidental to the conduct of its business.

Lloyd's Underwriters

Certain Underwriters at Lloyd's, London and Other Reinsurers Subscribing to Reinsurance Agreements F96/2992/00 and No. F97/2992/00 v. Warrantech Corporation, Warrantech Consumer Product Services, Inc., Warrantech Help Desk, Inc., and Joel San Antonio, United States District Court, Northern District of Texas, Fort Worth Division.

During the period that Houston General was the underwriter of certain of Warrantech's programs, it reinsured certain of the underwritten risks with one or more Lloyd's insurance syndicates. At some point thereafter, Houston General commenced an arbitration against the Lloyd's syndicates seeking to recover approximately $46,000,000 under the reinsurance treaties with respect to claims previously paid by Houston General on warranty claims submitted by customers under Warrantech programs. The Warrantech entities were not parties in the arbitration but were the subject of extensive discovery by each of Houston General and the Lloyd's syndicates. The arbitration concluded in August 2002 with an award of approximately $39,000,000 in favor of Houston General.

The award supports the assertions of Houston General with respect to the validity of the claims that it paid. Warrantech was not involved in the selection of these re-insurers, has no contractual relationship with them, and has had no reporting or other obligation to them. Despite these facts, the Lloyd's syndicates now seek to recover some portion of the arbitration award from the Warrantech entities on two theories of liability. The first is that, at the time certain claims were presented to Houston General for payment, the Warrantech entities either fraudulently or negligently represented to Houston General that such claims were valid. The second is that the Warrantech entities intentionally failed to comply with their legal obligations to cooperate with the parties during the discovery process for the arbitration. The complaint seeks ordinary, punitive and exemplary damages although no specific amount is requested. On January 6, 2004, the plaintiff filed an amended complaint that added Joel San Antonio, Chairman and Chief Executive Officer of Warrantech Corporation, as a party defendant in his individual capacity.

Warrantech has filed a counterclaim against Lloyd's arising out of the same set of facts that underlie the original litigation. Warrantech alleges fraud, unfair claim settlement practices and bad faith and is seeking damages of approximately $46 million. Warrantech is also asking that treble damages for $138 million be awarded as permitted under applicable Texas law.

This case was originally brought in the District Court of Tarrant County, Texas, 17th Judicial District. On March 19, 2004, Defendant San Antonio filed a notice of removal to the United States District Court which motion was joined by all other defendants. Following removal, Lloyd's filed a motion to remand the case to state court. Upon consideration of the arguments and authorities submitted by all parties, Judge McBryde denied Lloyd's motion with the result that the case will be tried in United States District Court. At present, the parties are complying with certain orders issued by Judge McBryde and are continuing their discovery efforts.

Management continues to believe that Lloyd's case is without merit. At this time, however, it is not able to predict the outcome of the litigation. For this reason, the Company is unable to determine its potential liability, if any, and as such, the accompanying financial statements do not reflect any estimate for losses.

Universal Insurance Company
In the Matter of Arbitration between Universal Insurance Company and Warrantech Consumer Product Services, Inc.; Jane Doe; and ABC Corporation

Universal Insurance Company ("Universal") provided insurance for the vehicle service contracts marketed and administered by Warrantech International in Puerto Rico pursuant to an Administrative Agreement that was effective as of April 1, 1998. On October 16, 2003, Universal, claiming a material breach of the agreement by Warrantech, terminated the agreement and assumed responsibility for administering the applicable service contracts.

Universal served Warrantech with a Demand for Arbitration, dated October 15, 2004, seeking to recover a portion of the fees Warrantech received to provide administrative services under the contracts, approximating $2,155,000, together with interest thereon from the effective date of termination. Subsequent to receipt of Universal's Demand for Arbitration, Warrantech commenced an action against Universal in the State of Connecticut to recover fees owed to Warrantech pursuant to the terms of a certain Fee Agreement. Although it is difficult at this time to determine the exact amount owed to Warrantech, it is believed that the amount will be in excess of $1,000,000. Universal has moved in local court to have the Connecticut action combined with the arbitration in Puerto Rico. In response to that motion, Warrantech has moved to have the Connecticut action remanded to federal court in Connecticut. No discovery has taken place as yet.

Management believes Universal's case is without merit. At this time, however, it is not able to predict the outcome of either the arbitration or the Connecticut action. For this reason, the Company is unable to determine its potential liability, if any, and as such, the accompanying financial statements do not reflect any estimate for losses.

12. SHARE BASED COMPENSATION AND OTHER BENEFIT PLANS

Stock Incentive Plans – Under the Company's 1998 Employee Incentive Stock Option Plan, as amended (the "1998 amended Plan"), 1,041,987 shares of the Company's common stock are reserved for issuance to employees (including officers) upon exercise of options granted under the 1998 amended plan. Options are to be granted at an exercise price not less than 100% of the fair market value of the Company's common stock at date of grant. The number of shares granted, terms of exercise, and expiration dates are to be decided at the date of grant of each option by the Company's Board of Directors. The 1998 Amended Plan will terminate in August 2008 unless sooner terminated by the Board of Directors.

Stock Awards - Restricted common stock of the Company may be awarded to officers, key employees, non-employee directors and certain other non-employees. Shares granted are subject to certain restrictions on ownership and transferability. Such restrictions on current restricted stock awards typically lapse one to three years after the award. The deferred compensation expense related to restricted stock grants is amortized to expense on a straight-line basis over the period of time the restrictions are in place. Restricted common stock awards to employees reduce stock options otherwise available for future grants. The common stock awards are valued based on the opening price of the Company's stock on the date the award is approved by the Board of Directors. During the year end March 31, 2005 and 2004, 32,500 and 69,375 restricted shares were awarded to directors and employees, respectively.

The Company recognized costs of $73,850, $100,000 and $126,505 for the years ended March 31, 2005, 2004 and 2003, respectively, for stock-based compensation to employees and directors. The Company recognized costs of $0, $0, and $74,688 for the years ended

March 31, 2005, 2004 and 2003, respectively, for stock-based compensation to non-employees.

Stock Option Plans – At March 31, 2005, the Company had one stock option plan, which is described above. SFAS No. 123, "*Accounting for Stock-based Compensation*," defines a fair value method of accounting for an employee stock option. SFAS No. 123 allows a company to continue to measure compensation costs for these plans using APB No. 25 and related interpretations. The Company has elected to continue using APB No. 25 for accounting for its employee stock compensation plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. If Warrantech had determined compensation cost for its stock option plan based on the fair value at the grant dates for awards under the plan, consistent with the method prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

	For the Years Ended March 31,		
	2005	**2004**	**2003**
Net income (loss) as reported	($3,607,793)	($516,371)	$1,466,892
Net income (loss) pro forma	($3,705,352)	($624,369)	$1,399,608
Shares – Basic	15,396,342	15,344,563	15,317,881
Basic earnings per share as reported	($0.23)	($0.03)	$0.10
Basic earnings per share pro forma	($0.24)	($0.04)	$0.09

In December 2004, the FASB issued Statement 123R, "*Share-Based Payment*," to be effective for interim or annual periods beginning after June 15, 2005; thereby, becoming effective for Warrantech in the first quarter of fiscal 2006. Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as an operating expense in the income statement. The cost is recognized over the requisite service period based on fair values measured on grant dates. The new standard may be adopted using either the modified prospective transition method or the modified retrospective method. The Company is currently evaluating its share-based employee compensation programs, the potential impact of this statement on the consolidated financial position and results of operations, and the alternative adoption methods.
Presented below is a summary of the status of the stock options in the plan and the related transactions for the years ended March 31, 2005, 2004 and 2003.

	2005		**2004**		**2003**	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Options outstanding at beginning of year	1,332,789	$1.23	1,306,380	$1.33	1,416,283	$1.54
Granted	353,532	0.67	278,040	1.38	664,048	0.73
Canceled/Surrendered	(171,518)	(0.52)	(121,518)	(1.44)	(687,284)	(2.13)
Exercised	-	-	(20,000)	(0.60)	(5,000)	(0.42)
Forfeited	-	-	(110,113)	(0.94)	(81,667)	(0.92)
Options outstanding at end of year	1,514,803	$1.16	1,332,789	$1.23	1,306, 380	$1.10
Options exercisable at end of year	936,467	$1.30	764,604	$1.35	662,097	$1.33

The weighted average fair value of stock options at date of grant, calculated using the Black-Scholes option-pricing model, granted during the years ended March 31, 2005, 2004 and 2003 was $0.38, $0.56 and $0.48, respectively.

The following table summarizes the status of all Warrantech's stock options outstanding and exercisable at March 31, 2005.

	Stock Options Outstanding			Stock Options Exercisable	
Range Of Exercise Prices	**Shares**	**Weighted Average Remaining Life (Yrs)**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
$0.42 to $0.94	828,016	7.49	$0.76	433,308	$0.78
$1.00 to $1.02	1,728,432	1.02	$1.00	1,659,804	$1.00
$1.26 to $1.595	582,065	3.05	$1.41	467,065	$1.36
$3.25 to $3.375	101,290	0.97	$3.26	101,290	$3.26
Total at March 31, 2005	3,239,803	2.87	$1.08	2,661,467	$1.11
Total at March 31, 2004	3,062,365	3.93	$1.68	2,489,605	$1.81
Total at March 31, 2003	6,096,380	4.52	$1.97	3,709,022	$1.89

Other Stock Options - The Company may issue options to purchase its common stock to officers, non-employees, non-employee directors or others as part of settlements in disputes and/or incentives to perform services for the Company. The Company accounts for stock options issued to vendors and non-employees of the Company under SFAS No. 123 "*Accounting for Stock-based Compensation.*" The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions identical to those used for options granted to employees.

In addition to the options described below, during the year ended March 31, 2003, the Company issued options to purchase 18,667 shares of common stock to vendors at a weighted average exercise price of $0.68 per share and options to purchase 30,000 shares of Company common stock to non-employee vendors at an exercise price of $0.73 per share.. No stock options have been issued to vendors or non-employees during fiscal 2005 or 2004.

The fair value of Warrantech stock options used to compute pro forma net income and earnings per share disclosures is the estimated value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended March 31, 2005, 2004 and 2003, respectively: expected dividend yield of 0%; expected volatility of 30% - 50%; a risk free interest rate of 4.5% - 5.0%; and expected option life of 3 to 5 years.

On October 1, 2002, as part of an agreement between the Company and GAIC to provide extended credit terms, GAIC received options to purchase up to 1,650,000 shares of common stock. The GAIC options are exercisable no earlier than January 1, 2006 nor later than December 31, 2006. Per the terms of the agreement, since Warrantech's stock did not trade above $2 per share for ten consecutive trading days prior to January 1, 2004, the exercise price of the option was automatically reduced to $1 per share from $2 per share. The GAIC options are each exercisable for a period of five years. Warrantech has the right to redeem these options at any time if its shares trade at a price of $3.00 per share or more on any five consecutive trading days. The redemption price is $.001 per share. However, if Warrantech elects to redeem the options, GAIC will have the right to exercise their respective options immediately prior to the redemption. If GAIC exercises all of these options, it would own approximately 9.7% of the Company's outstanding shares. As the options had no value under the Black-Scholes option pricing model, no compensation expense was recorded in the Company's results of operations for the fiscal year ended March 31, 2005.

On July 6, 1998, Joel San Antonio, Warrantech's Chairman and Chief Executive Officer, and William Tweed and Jeff J. White, members of Warrantech's Board of Directors, exercised an aggregate of 3,000,000 of their vested options to purchase Warrantech common stock. Promissory notes totaling $8,062,500 were signed with interest payable over three years at an annual rate of 6%. The promissory notes, which were with recourse and secured by the stock certificates issued, matured July 5, 2001. The value of the collateral for the Notes, which consists of a total of 3,040,000 shares of the Company's common stock, is currently $1,824,000, as of May 31, 2005, based upon the market price of the stock on that date. Under the loan documents, the Company does not have a right to require the payors to increase the loan collateral. On March 22, 1999, Joel San Antonio delivered an additional promissory note for $595,634, payable to the Company, representing the amounts funded by the Company for the payroll taxes payable by him for the exercise of these options. The exercise of these stock options and the anticipated tax benefit from this transaction represented approximately $10 million. The amounts of these notes are recorded as a contra-equity account, which is a reduction of stockholders' equity.

In February 2000, the Company agreed to restructure the loans to Mr. Tweed and Mr. White by capitalizing the interest due and extending the loan maturity from July 5, 2001 until January 31, 2005. Interest on the restructured loans accrued annually at the applicable federal rate of 6.2%. Under the restructuring, interest first became payable on the third anniversary of the restructuring and was payable annually thereafter. In July 2002, the Company extended the loan maturity dates until February 1, 2007 (the "loan extension"). The interest, which accrued on the notes up to the time of the loan extension, was added to the principal of the notes. The new principal amount of Mr. Tweed's note is $3,189,675 and of Mr. White's note is $2,912,430. The applicable federal interest rate on the notes following the loan extension is 4.6%. Under the loan extension, interest on the notes will accrue until February 1, 2005 and, at that time, the accrued interest will be added to the principal of the notes. Commencing on February 1, 2005, interest on the new principal amount of the loans to Mssr. Tweed and White is payable annually in arrears, with the first interest payment becoming due on February 1, 2006.

In February 2000, the Company also agreed to restructure the two existing loans to Mr. San Antonio (as restructured, the "Combined Loan"). The Combined Loan, finalized in March 2001, was due on January 31, 2005 and accrued interest annually at 5.2%. In July 2002, the Company extended the loan maturity date until February 1, 2007 and the interest rate was changed to the then applicable federal rate of 4.6%. The principal amount of Mr. San Antonio's note is $4,165,062. Interest will be forgiven as long as Mr. San Antonio continues to be employed by the Company. The $194,786, $194,786 and $200,506 of interest which accrued on the note during fiscal years 2005, 2004 and 2003, respectively has been forgiven. The interest was charged to operations as additional compensation in the respective fiscal years the interest income was accrued.

The total amount of the restructured loans to Mr. Tweed, Mr. White and Mr. San Antonio at March 31, 2005 and March 31, 2004, including the capitalized interest of $764,899 and $480,303, is $ 11,032,065 and $10,747,470, respectively.

Savings and Retirement Plan

The Company and its qualified employees also participate in a Savings and Retirement Plan also known as the 401(k) Plan (the "Plan"). All of the Company's domestic employees are eligible to participate in the Plan at the first quarterly enrollment period following their date of employment. All Plan participants who have completed one year of service with the Company are eligible for the Company contribution. The Company contributes 66% of an eligible employee's contribution to the Plan, with a maximum up to 4% of the employee's compensation. The Company's contribution, for the benefit of the employee, vests after an employee has been employed by the Company for three years. The Company contributed

$197,265, $217,159 and $95,812 to the Plan during the fiscal years ended March 31, 2005 2004 and 2003, respectively.

13. OTHER INCOME (EXPENSE)

Other income (expense) consists of the following:

	2005	2004	2003
Interest and dividend income	$592,562	$615,248	$647,372
Interest expense	(586,665)	(690,019)	(275,185)
Gain(loss) on sale of assets	635	1,195	(70,463)
Credit card usage rebate	778,124	541,345	453,760
Miscellaneous income (expense)	73,204	106,691	18,789
Total Other Income (expense)	$857,860	$574,460	$774,273

14. SIGNIFICANT CUSTOMERS

During the fiscal year ended March 31, 2005, the Company had one customer which accounted for more than 10% of the Company's consolidated gross revenues fees. In 2005, 2004 and 2003 gross revenues fees from this significant customer were $14.3 million, $15.3 million and $13.8 million, respectively, which accounted for 10%, 11% and 9% of the Company's total gross revenues fees, respectively. On January 11, 2005, the significant client filed a voluntary petition for reorganization under the Chapter 11 Bankruptcy Code. Subsequently in April 2005 it announced it sold the assets of 32 of its locations to a third party and would be liquidating its assets from its remaining 30 stores. The third party is continuing its relationship with the Company and has until August 2005 to decide whether it will assume the contract from the predecessor company or enter into a new agreement with the Company.

15. EARNINGS PER SHARE

The computations of earnings per share for the years ended March 31, 2005, 2004 and 2003 are as follows:

	For the Years Ended March 31,		
	2005	2004	2003
Numerator:			
Net income (loss) applicable to common stock	($3,607,793)	($516,371)	$1,466,892
Denominator:			
Average outstanding shares used in the computation of per share earnings:			
Common Stock issued-Basic shares	15,398,677	15,344,563	15,317,881
Stock Options (treasury method)	161,448	225,045	81,029
Diluted shares	15,560,125	15,569,608	15,398,910
Earnings (loss) per common share:			
Basic	($0.23)	($0.03)	$0.10
Diluted	($0.23)	($0.03)	$0.10

16. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of related tax, for the years ended March 31, 2005, 2004 and 2003 are as follows:

	March 31, 2005	March 31, 2004
Unrealized gain/ (loss) on investments	$(4,291)	$963
Accumulated translation adjustments	236,747	149,838
Accumulated other comprehensive income	$232,456	$150,801

17. SEGMENT INFORMATION

The Company operates in three major business segments: Automotive, Consumer Products and International. The Automotive segment markets and administers extended warranties on automobiles, light trucks, motorcycles, recreational vehicles and automotive components, which are sold principally by franchised and independent automobile and motorcycle dealers, leasing companies, repair facilities, retail stores, financial institutions and other specialty marketers. The Consumer Products segment develops, markets and administers extended warranties and product replacement plans on household appliances, consumer electronics, televisions, computers, home office equipment and homes which are sold principally through retailers, distributors, manufacturers, utility companies, financial institutions and other specialty marketers. Warrantech also markets these warranties and plans directly to the ultimate consumer on behalf of the retailer/dealer and/or the manufacturer through telemarketing and direct mail campaigns. The International segment markets and administers outside the United States and Canada predominately the same products and services of the other business segments. The International segment is currently operating in Central and South America, Puerto Rico and the Caribbean. Other includes intersegment eliminations of revenues and receivables and net unallocated Corporate expenses and Butler.

Year Ended	Automotive	Consumer Products	International	Reportable Segments	Other	Total
March 31, 2005						
Revenues	69,374,933	43,769,810	6,622,986	119,767,729	-	119,767,729
Intercompany revenues	828,951	1,587,332	1,082,877	3,499,160	(3,499,160)	-
Profit (loss) from operations	1,003,585	2,980,850	(1,307,656)	2,676,779	(7,783,392)	(5,106,613)
Pretax income (loss)	(2,996,156)	(1,298,677)	(1,299,544)	(5,594,377)	1,345,914	(4,248,463)
Net interest income (expense)	(229,852)	(119,292)	9,498	(339,646)	345,543	5,897
Depreciation/amortization	287,572	761,378	78,192	1,127,142	1,422,828	2,549,970
Total assets	182,566,590	69,642,147	9,383,193	261,591,930	2,071,909	263,663,839
March 31, 2004						
Revenues	103,494,113	38,912,282	6,921,872	149,328,267	-	149,328,267
Intercompany revenues	-	61,897	804,069	865,965	(865,966)	-
Profit (loss) from operations	2,074,521	2,815,524	887,640	5,777,685	(7,045,808)	(1,268,123)
Pretax income (loss)	(3,952,873)	925,735	896,177	(2,130,961)	1,437,298	(693,663)
Net interest income (expense)	(381,282)	(58,666)	14,599	(425,348)	350,577	(74,771)
Depreciation/amortization	386,794	1,291,273	82,484	1,760,551	1,520,053	3,280,604
Total assets	180,793,348	65,350,694	8,618,712	254,762,754	2,109,732	257,184,550
March 31, 2003						
Revenues	108,025,461	33,613,253	5,115,897	146,754,611	-	146,754,611
Intercompany revenues	-	68,608	243,813	312,421	(312,421)	-
Profit (loss) from operations	4,846,609	695,847	94,101	5,636,557	(4,557,323)	1,079,234
Pretax income (loss)	(1,393,253)	(344,476)	88,121	(1,649,608)	3,503,118	1,853,510
Net interest income	(47,769)	1,936	8,680	(37,153)	409,341	372,188
Depreciation/amortization	382,361	1,688,070	86,885	2,157,316	1,727,738	3,885,054
Total assets	172,316,655	66,782,796	2,914,806	242,014,257	18,231,623	260,245,877

WARRANTECH CORPORATION AND SUBSIDIARIES
SUPPLEMENTAL QUARTERLY FINANCIAL DATA
(Unaudited)

The following fiscal 2005 and 2004 quarterly financial information for each of the three month periods ended June 30, September 30, December 31, 2004 and 2003 and March 31, 2005 and 2004 is unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results of operations for such periods have been made for a fair presentation of the results shown.

	Quarter Ended June 30,		Quarter Ended September 30,		Quarter Ended December 31,		Quarter Ended March 31,	
	2004	2003	2004	2003	2004	2003	2005	2004
revenues	$23,861,491	$30,393,822	$24,817,090	$32,975,223	$28,925,959	$29,842,385	$35,530,359	$26,749,849
ss profit	6,461,417	7,295,294	5,678,243	9,002,126	6,837,839	8,666,587	9,249,155	7,569,654
me (loss) from operations	(1,363,558)	(1,078,553)	(1,826,541)	192,201	(1,859)	448,153	(1,914,655)	(829,924)
me (loss) before provision income taxes	(1,184,917)	(874,232)	(1,497,952)	707,864	272,629	779,748	(1,838,223)	(1,307,043)
income (loss)	(759,539)	(474,992)	(1,594,038)	528,142	(24,104)	503,049	(1,230,112)	(1,072,570)
nings (loss) per Share								
asic	($0.05)	($0.03)	($0.10)	$0.03	$(0.00)	$0.03	($0.08)	($0.07)
ully Diluted	($0.05)	($0.03)	($0.10)	$0.03	$(0.00)	$0.03	($0.08)	($0.07)

WARRANTECH CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENT SCHEDULE
SCHEDULE VIII-VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
	Balance at	Additions		Deductions-	Balance at
Description	Beginning of Year	Charged to Costs and Expense (a)	Charged to Other Accounts-Describe	Describe (b)	End of Year
Year Ended March 31, 2005					
Allowance for doubtful accounts:					
Trade A/R	$233,667	326,317		(16,848)	$576,832
Other A/R	0	3,718,954		0	3,718,954
Year Ended March 31, 2004					
Allowance for doubtful accounts:					
Trade A/R	$230,064	590,000		586,397	$233,667
Other A/R	0	0		0	0
Year Ended March 31, 2003					
Allowance for doubtful accounts:					
Trade A/R	$256,019	150,444		176,399	$230,064
Other A/R	0	0		0	0
Profit Sharing					-

(a) Amount of receivables charged to the allowance during the year.
(b) Recovery of prior year bad debts resulted in credit amount for the year ended March 31, 2005.



Corporate Information

Warrantech Corporation Board of Directors
Joel San Antonio
Chairman of the Board and Chief Executive Officer
Warrantech Corporation

William Tweed
Vice Chairman of the Board
Warrantech Corporation

Donald Senderowitz
Associate Broker
Re/Max Real Estate
Allentown, PA

Jeff J. White
President
Marchon Eyewear
Melville, NY

Richard Rodriguez
Executive Vice President
Warrantech Corporation

Warrantech Corporation Officers
Joel San Antonio
Chief Executive Officer

Richard Gavino
Executive Vice President and Chief Financial Officer

Richard Rodriguez
Executive Vice President

Jeanine M. Folz
Senior Vice President
Assistant Corporate Secretary
Insurance Services

James F. Morganteen
Senior Vice President and General Counsel

Laurence Tutt
Senior Vice President and Chief Operating Officer

DOMESTIC OPERATIONS

Warrantech Automotive, Inc.
Christopher Ford
President

Warrantech Consumer Products, Inc.
Stephen R. Williams
President

Warrantech Home Service Company
Evan Rothman
President

Warrantech Direct, Inc.
Randall San Antonio
President

INTERNATIONAL OPERATIONS

Warrantech International, Inc.
Richard Rodriguez
President

HEADQUARTERS

Corporate
Warrantech Corporation
2200 Highway 121 Suite100
Bedford, TX 76021
(817) 785-5588

Outside Counsel
Tannenbaum, Helpern
Syracuse & Hirschtritt, LLP
New York, NY 10022

Auditors
Raich Ende & Malter Co., LLP
New York, NY

Transfer Agent and Registrar
American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Company's Common Stock and maintains shareholder accounting records. The Transfer Agent should be contacted on questions of changes in address, name of ownership, lost certificates and consolidation of accounts. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which stock is registered and certificate number(s) as well as old and new information about the account.

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
(212) 936-5100

The Company's Common Stock is traded in the over-the-counter market under the symbol WTEC.

For a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission, write to:

Office of Investor Relations
Warrantech Corporation
2200 Highway 121 Suite 100
Bedford, TX 76021
www.warrantech.com

Investor Relations
Michael A. Burns & Associates, Inc.
3333 Lee Parkway
Suite 450
Dallas, TX 75219
(214) 521-8596

Annual Meeting
Tuesday October 11, 2005
11:00 am
Tannenbaum Helpern, Syracuse
& Hirschtritt, LLP
900 Third Avenue
New York, New York 10022



Warrantech Corporation
2200 Highway 121
Bedford, TX 76021
(817) 785-5588
www.warrantech.com